As filed with the Securities and Exchange Commission on June 4, 2003
Registration No. 333-102715

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

iPass Inc.

(Exact name of registrant as specified in its charter)

Delaware	7389	93-1214598
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

3800 Bridge Parkway

Redwood Shores, CA 94065
(650) 232-4100
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kenneth D. Denman

Chairman and Chief Executive Officer
iPass Inc.
3800 Bridge Parkway
Redwood Shores, CA 94065
(650) 232-4100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy J. Moore, Esq. Brett D. White, Esq. Gordon K. Ho, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 (650) 843-5000	Bruce K. Posey, Esq. Vice President and General Counsel iPass Inc. 3800 Bridge Parkway Redwood Shores, CA 94065 (650) 232-4100	James S. Scott, Sr., Esq. Mark K. Hyland, Esq. Shearman & Sterling 599 Lexington Avenue New York, NY 10022 (212) 848-4000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement number for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 4, 2003

                                     Shares

COMMON STOCK

iPass Inc. is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $          per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “IPAS.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

PRICE $               A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	iPass

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional                      shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2003.

MORGAN STANLEY	CREDIT SUISSE FIRST BOSTON

SG COWEN	THOMAS WEISEL PARTNERS LLC

                    , 2003

Inside Front Cover Page

Top of the page
iPass Logo at the top of the page
Text: “Enterprise Connectivity Services”

Center of the page

Map of the world graphically illustrating iPass’ relationships with over 200 network service providers and over 15,000 network access points in approximately 150 countries

Bottom of the page

Text: “iPass Corporate Access is designed to enable enterprises to provide their employees with secure access from approximately 150 countries to the enterprise’s internal networks”

Gatefold page

Top of the page
Text: “The iPass Virtual Network”

Center of the page
Virtual Network diagram with the following annotations:

•	iPassConnect client software is installed on a mobile worker’s laptop computer or other electronic device

•	iPass NetServer software provides the interface between our Virtual Network and network service providers’ physical networks

•	iPass Transaction server software facilitates secure routing of user credentials

•	iPass RoamServer software facilitates user authentication with the enterprise

•	iPass Clearinghouse software aggregates transaction data for billing and reporting

Bottom of the page (right hand corner)

Text:

Our Virtual Network is enabled by our software, our scalable network architecture, and our relationships with over 200 network service providers around the globe. iPass Corporate Access enables the enterprise to benefit from:

•	Broad Global Coverage

•	Redundant and Scalable Virtual Network

•	Secure Connectivity

•	Centralized Billing and Reporting

•	Integration of New Technologies

PROSPECTUS SUMMARY
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
EXHIBIT 3.4
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.7
EXHIBIT 23.1

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

      Until                     , 2003 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS SUMMARY

      You should read the following summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing in the back of this prospectus. You should carefully consider, among other things, the matters discussed in “Risk Factors.” Unless the context indicates otherwise, as used in this prospectus, the terms “we,” “us” and “our” refer to iPass Inc., a Delaware corporation, and its subsidiaries and, prior to June 9, 2000, iPass Inc., a California corporation.

      We are a leading provider of software-enabled enterprise connectivity services for mobile workers. Our primary service offering, iPass Corporate Access, is designed to enable enterprises to provide their employees with secure access from approximately 150 countries to the enterprise’s internal networks through an easy-to-use interface. As opposed to telecommunications companies that own and operate physical networks, we provide our services through a virtual network. Our virtual network is enabled by our software, our scalable network architecture and our relationships with over 200 telecommunications carriers, Internet service providers and other network service providers around the globe. We pay network service providers for access, but do not incur the costs associated with building and maintaining physical networks. Our software is designed to provide enterprises with a high level of security, the ability to affect and control policy management, and centralized billing and detailed reporting. We provide our services predominantly over wired networks, and recently we have begun providing our services over wireless networks. We market and sell our services directly, as well as indirectly through channel partners, which consist of network service providers, systems integrators and value-added resellers.

      Enterprises have achieved significant advances in productivity over the last decade by connecting employees to internal networks, and by broadly deploying network-based applications such as e-mail. While these developments have increased productivity for employees in their offices, it is becoming increasingly important for enterprises to make these applications available to employees working outside of the office as well. According to estimates by International Data Corporation, or IDC, a market research firm, the number of U.S. mobile workers will increase from approximately 92 million in 2002 to approximately 105 million in 2006, growing at almost twice the rate of the U.S. worker population in general. As a result, many enterprises today are seeking secure and cost-effective ways to provide mobile workers with access to critical corporate resources, such as internal applications and databases, in order to further increase productivity and to enhance their competitive position.

      Several factors in the telecommunications and technology industries make it challenging for enterprises to provide secure, high quality connectivity to mobile workers. These factors include the lack of a single network service provider with global coverage, the need to provide overlapping and redundant coverage to protect against service outages in geographic areas, the need to integrate and support complex access methods and devices, and increasing security concerns. iPass Corporate Access provides an enterprise’s mobile workers with the benefits of our software-enabled virtual network to address these challenges. Key benefits of our service include:

•	Broad Global Coverage. Our virtual network provides mobile workers with the ability to access their enterprise networks through one of over 18,000 access points. As of April 30, 2003, over 16,000 of these access points were dial-up connections and over 2,000 were broadband connections, such as a digital subscriber line, or DSL, cable modem or wireless fidelity, or Wi-Fi.

•	Redundant and Scalable Virtual Network. We create a scalable virtual network by using our software to access and link to the physical networks of over 200 service providers, which in most cases allows us to provide overlapping geographic coverage. Our geographically distributed software architecture is designed to reduce the risk of service interruptions.

•	Secure Connectivity. Our software is designed to provide an enterprise with a high level of security by enabling integration of our connectivity services with a wide variety of enterprise security applications.

•	Centralized Billing and Reporting. We offer centralized and detailed billing and reporting, which provide significant management and administrative benefits to our customers.

•	Integration of New Technologies. We help our customers manage the increasing complexity of access methods, devices, applications and operating systems by continuing to assess, test and integrate current and emerging major technologies.

      Our objective is to become the leading provider of secure enterprise connectivity services worldwide. To achieve this objective, we intend to:

•	expand our customer base;

•	increase penetration within our existing customer base;

•	expand our wired and wireless broadband service offerings; and

•	continue to enhance our virtual network and service offerings.

      Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include:

•	we have incurred significant operating losses in the past and may incur significant operating losses in the future. Although we were profitable in 2002 and in the first quarter of 2003, $24.3 million of our $29.8 million in net income in 2002 was due to a non-recurring tax benefit;

•	because we rely on network service providers to provide us with access to their networks, the ability to access our virtual network in one or more geographic locations could be reduced if we are not able to obtain access from these providers. In particular, there are approximately 40 countries in which we provide access only through Equant. The loss of Equant or other network service providers could diminish the value of our services;

•	if our security measures are breached and unauthorized access is obtained to a customer’s internal network, our virtual network may be perceived as not being secure and enterprises may curtail or stop using our services;

•	we face strong competition in our market, which could make it difficult for us to succeed; and

•	our customers require a high degree of reliability in our services, and if we cannot meet their expectations, demand for our services will decline.

Corporate Information

      We were incorporated in California in July 1996 and reincorporated in Delaware in June 2000. The address of our principal executive office is 3800 Bridge Parkway, Redwood Shores, California 94065 and our telephone number is (650) 232-4100. Our web site address is www.ipass.com. The information on, or that can be accessed through, our web site is not part of this prospectus.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after the offering	shares

Use of proceeds	We expect to use the net proceeds to repay outstanding debt and for general corporate purposes, including working capital and capital expenditures

Proposed Nasdaq National Market symbol	IPAS

      The number of shares to be outstanding immediately after the offering is based on 51,535,842 shares of common stock outstanding as of April 30, 2003, and excludes:

•	7,660,288 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2003, with exercise prices ranging from $.06 to $8.50 per share and a weighted average exercise price of $3.72 per share;

•	618,188 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2003, with exercise prices ranging from $1.44 to $5.84 per share and a weighted average exercise price of $4.15 per share; and

•	10,997,542 shares of common stock reserved for future grants under our employee stock option plans and employee stock purchase plan as of April 30, 2003. The 2003 Equity Incentive Plan, 2003 Non-Employee Directors Plan and 2003 Employee Purchase Plan contain provisions that automatically increase their share reserves each year, as more fully described beginning on page .

      Subsequent to April 30, 2003:

•	we granted options to purchase shares of common stock with exercise prices ranging from $ to $ per share and a weighted average exercise price of $ per share; and

•	options to purchase shares were exercised.

      Except as otherwise indicated, all information contained in this prospectus assumes:

•	the conversion of all of our shares of preferred stock into 35,273,169 shares of common stock immediately prior to the closing of this offering;

•	no exercise by the underwriters of their right to purchase up to an additional shares to cover over-allotments; and

•	the filing of our Amended and Restated Certificate of Incorporation following conversion of our preferred stock, which increases the authorized number of shares of common stock to 250,000,000 and creates 25,000,000 shares of undesignated preferred stock.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included later in this prospectus, and our consolidated financial statements and related notes included in the back of this prospectus. The summary consolidated financial data for the years ended December 31, 2000, 2001 and 2002, and as of December 31, 2002, are derived from our audited consolidated financial statements included in the back of this prospectus. The summary consolidated financial data for the three months ended March 31, 2002 and 2003 and as of March 31, 2003, are derived from our unaudited consolidated financial statements included in the back of this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2003 should not be considered indicative of results expected for the full fiscal year.

					Three Months Ended
	Year Ended December 31,				March 31,

	2000	2001	2002		2002	2003

					(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$35,281	$53,164		$92,830	$19,317		$30,498
Operating income (loss)	(34,035)	(27,734)		6,652	(620)		4,390
Net income (loss)	(34,964)	(27,801)		29,759(1)	(791)		2,310
Net income (loss) per share:
Basic(2)	$(3.60)	$(2.43)		$2.34	$(.06)		$.17
Diluted(3)	$(3.60)	$(2.43)		$.57	$(.06)		$.04
Pro forma, diluted (unaudited)(4)			$			$
Number of shares used in per share calculations:
Basic(2)	9,715,768	11,443,250		12,742,068	12,407,243		13,863,164
Diluted(3)	9,715,768	11,443,250		51,873,067	12,407,243		55,197,134
Pro forma, diluted (unaudited)(4)

(1)	Of this amount, $24.3 million was due to a non-recurring tax benefit.

(2)	Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period.

(3)	Diluted net income (loss) per share is computed using basic income (loss) per share after giving effect to the conversion to common stock of all outstanding securities that would have a dilutive effect.

(4)	Pro forma, diluted income (loss) per share is computed using diluted income (loss) per share after giving effect to our sale of the shares in this offering.

	As of March 31, 2003

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$30,467	$
Working capital	34,761
Total assets	80,191
Line of credit and total loans payable	10,606
Accumulated deficit	(61,924)
Total stockholders’ equity	53,146

      The table above presents summary balance sheet data on an actual basis and on an as adjusted basis. The as adjusted column reflects our sale of                shares of our common stock in this offering at an assumed initial public offering price of $     per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds from this offering.

RISK FACTORS

      You should carefully consider the risks described below before deciding to invest in shares of our common stock. If any of the following risks occur, the value of our common stock could decline.

Risks Relating to iPass

      We have incurred significant operating losses in the past and may incur significant operating losses in the future.

      We experienced significant operating losses in each quarter from our inception in 1996 through the first quarter of 2002. Although we were profitable in 2002 and in the first quarter of 2003, $24.3 million of our $29.8 million in net income in 2002 was due to a non-recurring tax benefit. As a result, our business does not have an established record of profitability and it may not continue to be profitable. If revenues do not meet the levels we anticipate, if our network service providers increase the rates we pay to access their networks, or if our expenses otherwise exceed our expectations, we may incur substantial operating losses in the future, in which case the price of our common stock may decline.

      There are approximately 40 countries in which we provide access only through Equant. The loss of Equant as a network service provider would substantially diminish our ability to deliver global network access.

      In approximately 40 countries, our sole network service provider is Equant. Network usage from access within these countries accounted for less than 2% of our revenues in 2002. If we lose access to Equant’s network and are unable to replace this access in some or all of these countries, our revenues would decline. In addition, our ability to market our services as being global would be significantly impaired, which could cause us to lose customers. Although our agreement with Equant does not expire until February 2006, Equant may terminate the agreement earlier if we materially breach the contract and fail to cure the breach, or if we become insolvent. In addition, Equant has no obligation to continue to provide us with access to its network after February 2006. If Equant were to cease operations or terminate its arrangements with us, we would be required to enter into arrangements with other network service providers, which may not be available. This process could be costly and time consuming, and we may not be able to enter into these arrangements on terms acceptable to us.

      If our security measures are breached and unauthorized access is obtained to a customer’s internal network, our virtual network may be perceived as not being secure and enterprises may curtail or stop using our services.

      It is imperative for our customers that access to their mission critical data is secure. A key component of our ability to attract and retain customers is the security measures that we have engineered into our network for the authentication of the end user’s credentials. These measures are designed to protect against unauthorized access to our customers’ networks. Because techniques used to obtain unauthorized access or to sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures against unauthorized access or sabotage. If an actual or perceived breach of network security occurs, regardless of whether the breach is attributable to our services, the market perception of the effectiveness of our security measures could be harmed. To date, we have not experienced any significant security breaches to our network.

      We face strong competition in our market, which could make it difficult for us to succeed.

      We compete primarily with facilities-based carriers as well as with other non-facilities-based network operators. Some of our competitors have substantially greater resources, larger customer bases, longer operating histories or greater name recognition than we have. In addition, we face the following challenges from our competitors:

      Many of our competitors can compete on price. Because many of our facilities-based competitors own and operate physical networks, there is very little incremental cost for them to provide additional telephone or Internet connections. As a result, they can offer remote access services at little additional cost, and may be willing to discount or subsidize remote access services to capture other sources of revenue. In contrast, we purchase network access from facilities-based network service providers. As a result, large carriers may sell their remote access services at a lower price. In addition, new non-facilities-based carriers may enter our market and compete on price. In either case, we may lose business or be forced to lower our prices to compete, which could reduce our revenues.

      Many of our competitors offer additional services that we do not, which enables them to compete favorably against us. Some of our competitors provide services that we do not, such as local exchange and long distance services, voicemail and DSL services. Potential customers that desire these services may choose to obtain remote access services from the competitor that provides these additional services.

      Our potential customers may have other business relationships with our competitors and consider those relationships when deciding between our services and those of our competitors. Many of our competitors are large facilities-based carriers that purchase substantial amounts of products and services, or provide other services or goods unrelated to remote access services. As a result, if a potential customer is also a supplier to one of our large competitors, or purchases unrelated services or goods from our competitor, the potential customer may be motivated to purchase its remote access services from our competitor in order to maintain or enhance its business relationship with that competitor.

      Our customers require a high degree of reliability in our services, and if we cannot meet their expectations, demand for our services will decline.

      Any failure to provide reliable network access, uninterrupted operation of our network and software infrastructure, or a satisfactory experience for our customers and their mobile workers, whether or not caused by our own failure, could reduce demand for our services. In 2002, we experienced three outages affecting our clearinghouse system, which handles invoicing to our customers and network service providers, resulting in five days of outages and eight days of work to confirm data integrity in response to the outages. Although these problems did not affect the ability of mobile workers to access our services or impact our revenues, one of these outages caused a delay in our invoicing of approximately one week. If additional outages occur, or if we experience other hardware or software problems, our business could be harmed.

      If enterprise connectivity demand does not continue to expand, we may experience a shortfall in revenues or earnings or otherwise fail to meet public market expectations.

      The growth of our business is dependent, in part, upon the increased use of enterprise connectivity services and our ability to capture a higher proportion of this market. If the demand for enterprise connectivity services does not continue to grow, then we may not be able to grow our business, maintain profitability or meet public market expectations. Increased usage of enterprise connectivity services depends on numerous factors, including:

•	the willingness of enterprises to make additional information technology expenditures;

•	the availability of security products necessary to ensure data privacy over the public networks;

•	the quality, cost and functionality of these services and competing services;

•	the increased adoption of wired and wireless broadband access methods; and

•	the proliferation of electronic devices and related applications.

      If we fail to address evolving standards and technological changes in the enterprise connectivity services industry, our business could be harmed.

      The market for enterprise connectivity services is characterized by evolving industry standards and specifications and rapid technological change, including new access methods, devices, applications and operating systems. In developing and introducing our services, we have made, and will continue to make, assumptions with respect to which features, security standards, performance criteria, access methods, devices, applications and operating systems will be required or desired by enterprises and their mobile workers. For example, we have developed and made available Wi-Fi specifications that are directed at enabling Wi-Fi access points to become ready for use by enterprise customers. If this specification is not widely adopted, market acceptance of our wireless broadband services may be significantly reduced or delayed and our business could be harmed. Similarly, if we implement technological changes or specifications that are different from those required or desired, or if we are unable to successfully integrate required or desired technological changes or specifications into our wired or wireless services, market acceptance of our services may be significantly reduced or delayed and our business could be harmed.

      If we are unable to meet the challenges posed by broadband access, our ability to grow our business will be impaired.

      We have generated substantially all of our revenues to date from the sale of enterprise connectivity services using narrowband technologies such as dial-up via modem. In some countries, including the United States, the use of narrowband as a primary means of enterprise connectivity is expected to decline over time as broadband access technologies, such as cable modem, DSL, and Wi-Fi, become more broadly used. Although we have not generated substantial revenues from broadband access, the growth of our business may depend upon our ability to expand the broadband elements of our virtual network. Such an expansion may not result in revenues to us. Key challenges in expanding the broadband elements of our virtual network include:

      The broadband access market is at an early stage of development. Although we derive revenues from wired and wireless broadband “hotspots”, such as particular airports, hotels and convention centers, the broadband access market, particularly for wireless access, is at an early stage of development and demand may never develop. As of April 30, 2003, we had over 2,000 broadband access points, including over 1,500 wireless hotspots and over 500 wired hotspots. In addition, there is currently no uniform standard for wireless access. Furthermore, although the use of wireless frequencies generally does not require a license in the United States and abroad, if Wi-Fi frequencies become subject to licensing requirements, or are otherwise restricted, this would substantially impair the growth of wireless access. Many large telecommunications providers and other stakeholders that pay large sums of money to license other portions of the wireless spectrum may seek to have the Wi-Fi spectrum become subject to licensing restrictions. In addition, the United States Department of Defense has asserted that the increasing popularity of Wi-Fi could interfere with military radar, and is seeking new limits on the use of Wi-Fi. If the broadband wireless access market does not develop, we will not be able to generate revenues from broadband wireless access.

      The broadband service provider market is highly fragmented. Due to the early stage of development of the broadband access market, there are currently many wired and wireless broadband service providers that provide coverage in only one or a small number of hotspots. We have begun to establish relationships with several broadband service providers. As this process is in the early stages, we must continue to develop relationships with many providers on terms commercially acceptable to us in order to provide adequate coverage for our customers’ mobile workers and to expand our broadband coverage. We may also be required to develop additional technologies in order to integrate new broadband services into our service offering. If we are unable to develop these relationships or technologies, our ability to grow our business could be impaired. In addition, if broadband service providers consolidate, our negotiating leverage with providers may decrease, resulting in increased rates for access, which could harm our operating results.

      We do not generate revenues from broadband home access. We do not generate revenues when mobile workers access their enterprise networks from the home using subscription-based broadband access because they do not connect through our virtual network. If subscription-based broadband access from the home increases and fewer home workers use narrowband access, our revenues may decline.

      If demand for broadband access does not materially increase, or if demand increases but we do not meet the challenges outlined above, our ability to grow our business will suffer.

      The telecommunications industry has recently experienced a dramatic decline, which may cause consolidation among network service providers and impair our ability to provide reliable, redundant service coverage and negotiate favorable network access terms.

      The telecommunications industry has recently experienced dramatic technological change and increased competition that have led to significant declines in network access pricing. In addition, the revenues of network service providers have declined as a result of the general economic slowdown. As a result, network service providers have experienced operating difficulties in the last several years, resulting in poor operating results and a number of these providers declaring bankruptcy. If these conditions continue, some of these service providers may consolidate or otherwise cease operations, which would reduce the number of network service providers from which we are able to obtain network access. To the extent this were to occur, while we would still be able to maintain operations and provide enterprise connectivity services, we may not be able to provide sufficient alternative access points in some geographic areas, which could diminish our ability to provide broad, reliable, redundant coverage. Further, our ability to negotiate favorable access rates from network service providers could be impaired, which could increase our network access expenses and harm our operating results.

      Our software is complex and may contain errors that could damage our reputation and decrease usage of our services.

      Our software may contain errors that interrupt network access or have other unintended consequences. If network access is disrupted due to a software error, or if any other unintended negative results occur, such as the loss of billing information or unauthorized access to our virtual network, our reputation could be harmed and our business may suffer. Although we generally attempt by contract to limit our exposure to incidental and consequential damages, if these contract provisions are not enforced or enforceable for any reason, or if liabilities arise that are not effectively limited, our operating results could be harmed.

      If our channel partners do not successfully market our services to their customers or corporate end users, then our revenues and business may be adversely affected.

      We sell our services directly through our sales force and indirectly through our channel partners, which include network service providers, systems integrators and value added resellers. Our business depends on the efforts and success of these channel partners in marketing our services to their customers. Our own ability to promote our services directly to their customers is often limited. Many of our channel partners may offer services to their customers that may be similar to, or competitive with, our services. Therefore, these channel partners may be reluctant to promote our services. If our channel partners fail to market our services effectively, our ability to grow our revenue would be reduced and our business will be impaired.

      Our long sales cycle requires us to incur substantial sales costs and may not result in related revenues.

      Our business is characterized by a long sales cycle between the time a potential customer is contacted and a customer contract is signed. In addition, the recent downturn in the economy and the resulting reduction in corporate spending on Internet infrastructure have further lengthened the average sales cycle for our services. Furthermore, once a customer contract is signed, there is typically an extended period before the customer’s end users actually begin to use our services, which is when we begin to realize revenues. As a result, we may invest a significant amount of time and effort in attempting to secure a customer which may not result in any revenues. Even if we enter into a contract, we will have incurred substantial sales-related expenses well before we recognize any related revenues. If the expenses associated with sales increase, we are not successful in our sales efforts, or we are unable to generate associated offsetting revenues in a timely manner, our operating results will be harmed.

      We may engage in future acquisitions or investments that could dilute the ownership of our existing stockholders, cause us to incur significant expenses or harm our operating results.

      In the future we may acquire or invest in businesses, technologies or services, although we currently have no specific agreements or commitments with respect to any of these transactions. Integrating any newly acquired businesses, technologies or services may be expensive and time-consuming. To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, would result in dilution to our stockholders. If we do complete an acquisition, we may be unable to operate any acquired businesses profitably or otherwise implement our strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write-offs or assumption of debt and contingent liabilities, either of which could harm our operating results.

      Because much of our business is international, we encounter additional risks, which may reduce our profitability.

      We generate a substantial portion of our revenues from business conducted internationally. Revenues from customers domiciled outside of the United States were 38.6% of our revenues for 2002, of which approximately 18% and 15% were generated in our EMEA (Europe, Middle East and Africa) and Asia Pacific regions, respectively. Although we currently bill for our services in U.S. dollars, our international operations subject our business to specific risks. These risks include:

•	longer payment cycles for foreign customers, including delays due to currency controls and fluctuations;

•	the impact of changes in foreign currency exchange rates on the attractiveness of our pricing;

•	high taxes in some foreign jurisdictions;

•	difficulty in complying with Internet-related regulations in foreign jurisdictions;

•	difficulty in staffing and managing foreign operations; and

•	difficulty in enforcing intellectual property rights and weaker laws protecting these rights.

      Any of these factors could negatively impact our business.

      If we are unable to effectively manage future expansion, our business may be adversely impacted.

      We have experienced, and in the future may experience, rapid growth in operations which has placed and could continue to place, a significant strain on our network operations, development of services, internal controls and other managerial, operating and financial resources. If we do not manage future expansion effectively, our business will be harmed. To effectively manage any future expansion, we will need to improve our operational and financial systems and managerial controls and procedures, which include the following:

•	managing our research and development efforts for new and evolving technologies;

•	expanding the capacity and performance of our network and software infrastructure;

•	developing our administrative, accounting and management information systems and controls; and

•	effectively maintaining coordination among our various departments, particularly as we expand internationally.

      Litigation arising from disputes involving third parties could disrupt the conduct of our business.

      Because we rely on third parties to help us develop, market and support our service offerings, from time to time we have been, and we may continue to be, involved in disputes with these third parties. If we are unable to resolve these disputes favorably, our development, marketing or support of our services could be delayed or limited, which could materially and adversely affect our business.

      If licenses to third party technologies, including our license with RSA Security, do not continue to be available to us at a reasonable cost, or at all, our business and operations may be adversely affected.

      We license technologies from several software providers that are incorporated in our services. We anticipate that we will continue to license technology from third parties in the future. In particular, we license encryption technology from RSA Security. The license agreement with RSA Security expires in February 2006 and automatically renews for additional three-year periods unless terminated by us or by RSA Security. We cannot ensure you that licenses from third party technologies, including our license with RSA Security, will continue to be available to us at a reasonable cost, or at all. The loss of these technologies or other technologies that we license could have an adverse effect on our services and increase our costs or cause interruptions or delays in our services until substitute technologies, if available, are developed or identified, licensed and successfully integrated into our services.

      Litigation arising out of intellectual property infringement could be expensive and disrupt our business.

      We cannot be certain that our products do not, or will not, infringe upon patents, trademarks, copyrights or other intellectual property rights held by third parties, or that other parties will not assert infringement claims against us. From time to time we have been, and we may continue to be, involved in disputes with these third parties. Any claim of infringement of proprietary rights of others, even if ultimately decided in our favor, could result in substantial costs and diversion of our resources. Successful claims against us may result in an injunction or substantial monetary liability, in either case which could significantly impact our results of operations or materially disrupt the conduct of our business. If we are enjoined from using a technology, we will need to obtain a license to use the technology, but licenses to third-party technology may not be available to us at a reasonable cost, or at all.

      Changes in accounting standards or our accounting policy relating to stock-based compensation may negatively affect our reported operating results.

      We currently are not required to record stock-based compensation charges if the employee’s stock option exercise price equals or exceeds the deemed fair value of our common stock at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense. Although the standards have not been finalized and the timing of a final statement has not been established, the FASB has announced their support for recording expense for the fair value of stock options granted. If we were to change our accounting policy in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure and retroactively restate all prior periods as if we had adopted SFAS 123 for all periods presented, then our operating expenses would increase by approximately $2 million, $1.4 million, and $551,000 for the years ended December 31, 2000, 2001 and 2002, respectively, and by approximately $217,000 and $75,000 for the three months ended March 31, 2002 and March 31, 2003, respectively.

Risks Related to Our Industry

      Financial, political or economic conditions could adversely affect our revenues.

      Our revenues and profitability depend on the overall demand for enterprise connectivity services. The general weakening of the global economy has led to decreased corporate spending for Internet infrastructure. In addition, if there are further acts of terrorism, such as occurred on September 11, 2001, if the United States becomes involved in a war or other hostilities, or if other future financial, political, economic and other uncertainties arise, this could lead to a reduction in travel, including by business travelers who are substantial users of our services.

      Government regulation of, legal uncertainties regarding, the Internet could harm our business.

      Internet-based communication services generally are not subject to federal fees or taxes imposed to support programs such as universal telephone service. Changes in the rules or regulations of the U.S. Federal Communications Commission or in applicable federal communications laws relating to the imposition of these fees or taxes could result in significant new operating expenses for us, and could negatively impact our business. Any new law or regulation, U.S. or foreign, pertaining to Internet-based communication services, or changes to the application or interpretation of existing laws, could decrease the demand for our services, increase our cost of doing business or otherwise harm our business. There are an increasing number of laws and regulations pertaining to the Internet. These laws or regulations may relate to taxation and the quality of products and services. Furthermore, the applicability to the Internet of existing laws governing intellectual property ownership and infringement, taxation, encryption, obscenity, libel, employment, personal privacy, export or import matters and other issues is uncertain and developing and we are not certain how the possible application of these laws may affect us. Some of these laws may not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address these issues could create uncertainty in the Internet market, which could reduce demand for our services, increase our operating expenses or increase our litigation costs.

      Security concerns may delay the widespread adoption of the Internet for enterprise communications, which would reduce demand for our products and services.

      The secure transmission of confidential information over public networks is a significant barrier to further adoption of the Internet as a business medium. The Internet is a public network and information is sent over this network from many sources. Advances in computer capabilities, new discoveries in the field of code breaking or other developments could result in compromised security on our network or the networks of others. Security and authentication concerns with respect to the transmission over the Internet of confidential information, such as corporate access passwords and the ability of hackers to penetrate online security systems, may reduce the demand for our services. Further, new access methods, devices, applications and operating systems have also introduced additional vulnerabilities which have been actively exploited by hackers. Any well-publicized compromises of confidential information may reduce demand for Internet-based communications, including our services.

      The Severe Acute Respiratory Syndrome (SARS) outbreak could reduce the demand for our services and have a material adverse effect on our revenues.

      The recent SARS outbreak may have an adverse impact on our revenue, particularly in the Asia Pacific region, where the outbreak has been most widespread. In response to the SARS outbreak, many companies have restricted travel by their employees to the affected regions. In addition, workers employed by our customers located in the Asia Pacific region may reduce travel within and outside of the affected areas. This reduction in travel may decrease the demand for our services and reduce our revenue in these areas. If the outbreak were to continue or worsen, these adverse effects could grow, as well as possibly impact the economies of the affected countries and have a significant adverse impact on our operating results.

Risks Related to This Offering

      Concentration of ownership of our common stock may prevent new investors from influencing significant corporate decisions.

      Following this offering, our directors, entities affiliated with our directors, and our executive officers will beneficially own, in the aggregate, approximately           % of our outstanding common stock. These stockholders as a group will be able to control our management and our affairs. Acting together, they could control most matters requiring the approval by our stockholders, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets, and any other significant corporate transaction. The concentration of ownership may also delay or prevent a change of control of iPass at a premium price if these stockholders oppose it. See the “Principal Stockholders” section for details regarding our stock ownership and how beneficial ownership is calculated.

      Anti-takeover provisions in our corporate documents may discourage or prevent a takeover.

      Provisions in our restated certificate of incorporation and bylaws may have the effect of delaying or preventing an acquisition or merger in which we are acquired or a transaction that changes our board of directors. These provisions:

•	authorize the board to issue preferred stock without stockholder approval;

•	prohibit cumulative voting in the election of directors;

•	require that only one third of the members of the board of directors be elected each year;

•	limit the persons who may call special meetings of stockholders; and

•	establish advance notice requirements for nominations for the election of the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

      In addition, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination to which we are a party. These provisions could limit the price that investors might be willing to pay in the future for our common stock. See “Description of Capital Stock” for a further discussion of these provisions.

      A large number of shares may be sold in the market following this offering, which may depress the market price of our common stock.

      Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline. The number of shares of common stock available for sale in the public market is limited by restrictions under federal securities law and under lock-up agreements that our stockholders have entered into with the underwriters and with us. Those lock-up agreements restrict holders of                      shares of our common stock from selling, pledging or otherwise disposing of their shares for a period of 180 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated. However, Morgan Stanley & Co. Incorporated may, in its sole discretion, release all or any portion of the common stock from the restrictions of the lock-up agreements at any time. The following table indicates approximately when the                      shares of our common stock that are not being sold in the offering, but which were outstanding as of April 30, 2003, will be eligible for sale into the public market:

Days After the	Shares Eligible
Effective Date	for Sale	Comment

On effectiveness		Shares not locked-up and saleable under Rule 144
90 days		Shares not locked-up and saleable under Rules 144 and 701
180 days		Lock-up released: shares saleable under Rules 144 and 701

      Of these shares, 3,687,300 shares were purchased by our employees issuing to us promissory notes, which become due one year from the date of this offering. When these notes become due, these employees will likely sell shares in order to obtain the funds to repay the notes. Additionally, of the 7,660,288 shares that may be issued upon the exercise of options outstanding as of April 30, 2003, approximately                     shares will be vested and eligible for sale 180 days after the date of this prospectus. For a further description of the eligibility of shares for sale into the public market following the offering, see the “Shares Eligible for Future Sale” section.

      There has been no prior public market for our common stock, and the price of our common stock may be volatile and could decline significantly.

      Prior to this offering, there has been no public market for our common stock and an active public market for these shares may not develop or be sustained after this offering. The initial public offering price for our common stock has been determined by negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. See the “Underwriters” section for a discussion of the factors considered in determining the initial public offering price.

      In addition, the stock market in general, and the market for technology-related stocks in particular, has recently experienced dramatic declines and fluctuations that have often been unrelated to the operating performance of companies. If market-based or industry-based volatility continues, the trading price of our common stock could decline significantly independent of our actual operating performance, and you could lose all or a substantial part of your investment. The market price of our common stock could fluctuate significantly as a result of several factors, including:

•	actual or anticipated variations in our results of operations;

•	announcements of innovations, new services or significant price reductions by us or our competitors;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	our failure to meet the performance estimates of investment research analysts;

•	changes in financial estimates by investment research analysts; and

•	general economic and market conditions.

      New investors in this offering will experience immediate and substantial dilution.

      The initial price to the public in this offering will be substantially higher than the net tangible book value per share of our common stock and the prices per share paid by all prior investors in our company. After we sell the shares in this offering at the assumed initial public offering price of $          per share, our net tangible book value per share would be $          , which is below the per share initial price to the public. If we issue additional common stock in the future or outstanding options or warrants to purchase our common stock are exercised, there will be further dilution.

      We have broad discretion to use the offering proceeds, and our investment of these proceeds may not yield a favorable return.

      Our management will have considerable discretion in applying the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds of this offering may be used for corporate purposes that do not enhance our results of operations or do not yield a favorable return.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus, including particularly in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the shares in this offering will be approximately $                    , after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $           million.

      The principal purposes of this offering are to obtain additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. In addition, we plan to repay out of the net proceeds of this offering the entire balance of our outstanding debt, which consists of the following as of April 30, 2003:

•	approximately $6.8 million outstanding under a revolving line of credit with a bank, which carries an interest rate of 5.25% (the prime rate of 4.25% plus 1.0%) and matures in January 2004;

•	approximately $2.7 million outstanding under an equipment term loan with the same bank, which carries an interest rate of 5.5% (the prime rate of 4.25% plus 1.25%), with each draw payable over 36 months from the date of the draw, with the last draw maturing in December 2005;

•	approximately $680,000 outstanding under a secured loan agreement with a financing company, which carries an interest rate of 17.5% and matures in January 2004; and

•	approximately $290,000 outstanding under a secured loan agreement with a financing company, which carries an interest rate of 16.9% and matures in January 2004.

      We anticipate that we will use the remaining net proceeds for general corporate purposes, including working capital and capital expenditures, but we have not designated any specific uses. Accordingly, our management will have broad discretion in applying the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds in short-term interest-bearing, investment grade securities, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never paid any cash dividends on our common stock. Our board of directors currently intends to retain future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of the board. Under the terms of our indebtedness, we are restricted from paying dividends to our stockholders.

CAPITALIZATION

      The following table sets forth, as of April 30, 2003, our cash and cash equivalents and capitalization. Our capitalization is presented on an actual basis and on an as adjusted basis. The as adjusted column reflects our sale of the shares in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds.

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of April 30, 2003

	Actual	As Adjusted

	(unaudited)
	(in thousands)
Cash and cash equivalents	$31,148	$

Loans payable, net of current portion	$1,637	$
Stockholders’ equity:
Preferred stock, $.001 par value: authorized, 0 shares actual and 25,000,000 shares as adjusted; issued and outstanding, 0 shares actual and as adjusted	—		—
Convertible preferred stock, $.001 par value: authorized, 40,000,000 shares actual and 0 shares as adjusted; issued and outstanding, 35,273,169 shares actual and 0 shares as adjusted	35
Common stock, $.001 par value: authorized, 120,000,000 shares actual and 250,000,000 shares as adjusted; issued and outstanding, 16,262,673 shares actual and shares as adjusted	16
Additional paid-in capital	122,028
Notes receivable from stockholders	(2,706)
Deferred stock-based compensation	(4,311)
Accumulated deficit	(60,661)

Total stockholders’ equity	54,401

Total capitalization	$56,038	$

      Our outstanding common stock is based on the number of shares outstanding as of April 30, 2003 and excludes:

•	7,660,288 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2003, with exercise prices ranging from $.06 to $8.50 per share and a weighted average exercise price of $3.72 per share;

•	618,188 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2003, with exercise prices ranging from $1.44 to $5.84 per share and a weighted average exercise price of $4.15 per share; and

•	10,997,542 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan as of April 30, 2003. The 2003 Equity Incentive Plan, 2003 Non-Employee Directors Plan and 2003 Employee Stock Purchase Plan contain provisions that automatically increase their share reserves each year, as more fully described beginning on page .

DILUTION

      If you invest in our common stock in this offering, your ownership interest in iPass will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. We calculate net tangible book value per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of our outstanding preferred stock.

      After giving effect to our sale of the shares in this offering at an assumed initial public offering price of $          per share and deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value on April 30, 2003 would have been $          , or $          per share. This represents an immediate increase in net tangible book value of $          per share to existing stockholders and an immediate and substantial dilution in net tangible book value of $          per share to new investors purchasing shares in this offering at the assumed initial public offering price. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share before offering	$
Increase per share attributable to new investors

As adjusted net tangible book value per share after offering

Dilution per share to new investors		$

      The following table summarizes the differences between the number of shares purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by new investors. As the table shows, new investors purchasing shares in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $          per share for shares purchased in this offering, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration?
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%

      The number of shares to be outstanding immediately after the offering is based on 51,535,842 shares of common stock outstanding as of April 30, 2003, which assumes the conversion of all of our outstanding shares of preferred stock into 35,273,169 shares of common stock, and excludes:

•	7,660,288 shares of common stock issuable upon the exercise of options outstanding as of April 30, 2003, with exercise prices ranging from $.06 to $8.50 per share and a weighted average exercise price of $3.72 per share;

•	618,188 shares of common stock issuable upon the exercise of warrants outstanding as of April 30, 2003, with exercise prices ranging from $1.44 to $5.84 per share and a weighted average exercise price of $4.15 per share; and

•	10,997,542 shares of common stock reserved for future issuance under our employee stock option plans and employee stock purchase plan as of April 30, 2003. The 2003 Equity Incentive Plan, 2003 Non-Employee Directors Plan and 2003 Employee Stock Purchase Plan contain provisions that automatically increase their share reserves each year, as more fully described beginning on page .

      To the extent the outstanding options or warrants are exercised, you will experience further dilution.

      In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” following this section and our consolidated financial statements and related notes included in the back of this prospectus. The selected consolidated financial data for the years ended December 31, 2000, 2001 and 2002 and as of December 31, 2001 and 2002 are derived from our audited consolidated financial statements included in the back of this prospectus. The selected consolidated financial data for the years ended December 31, 1998 and 1999 and as of December 31, 1998, 1999 and 2000 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated financial data for the three months ended March 31, 2002 and 2003 and as of March 31, 2003, are derived from our unaudited consolidated financial statements included in the back of this prospectus. The unaudited selected consolidated financial statements include, in the opinion of management, all adjustments, consisting only of normal, recurring adjustments, that management considers necessary for a fair statement of the results for those periods. The historical results are not necessarily indicative of results to be expected in any future period and the results for the three months ended March 31, 2003 should not be considered indicative of results expected for the full fiscal year.

							Three Months Ended
	Year Ended December 31,						March 31,

	1998	1999	2000	2001	2002		2002	2003

							(unaudited)

	(in thousands, except share and per share data)
Statement of Operations Data:
Revenues	$3,895	$14,319	$35,281	$53,164		$92,830	$19,317		$30,498
Operating expenses:
Network access	2,680	8,697	17,122	19,476		23,323	5,431		7,081
Network operations	755	3,065	8,068	9,700		10,459	2,529		3,233
Research and development	1,176	2,107	4,477	5,429		7,070	1,500		2,246
Sales and marketing	4,340	9,141	20,846	29,956		32,931	7,576		9,712
General and administrative	1,546	6,206	8,303	9,577		9,630	2,083		2,861
Restructuring charges	—	—	—	1,110		—	—		—
Amortization of stock-based compensation(1)	—	3,581	10,500	5,650		2,765	818		975

Total operating expenses	10,497	32,797	69,316	80,898		86,178	19,937		26,108

Operating income (loss)	(6,602)	(18,478)	(34,035)	(27,734)		6,652	(620)		4,390
Other income (expense):
Interest income and other	417	338	990	895		440	97		107
Interest expense	(157)	(234)	(1,918)	(852)		(1,026)	(260)		(226)

Total other income (expense)	260	104	(928)	43		(586)	(163)		(119)

Income (loss) before income taxes	(6,342)	(18,374)	(34,963)	(27,691)		6,066	(783)		4,271
Provision for (benefit from) income taxes	—	—	1	110		(23,693)	8		1,961

Net income (loss)	$(6,342)	$(18,374)	$(34,964)	$(27,801)		$29,759 (2)	$(791)		$2,310

Net income (loss) per share:
Basic(3)	$(1.12)	$(2.48)	$(3.60)	$(2.43)		$2.34	$(.06)		$.17
Diluted(4)	$(1.12)	$(2.48)	$(3.60)	$(2.43)		$.57	$(.06)		$.04
Pro forma, diluted (unaudited) (5)					$			$
Number of shares used in per share calculations:
Basic(3)	5,664,631	7,409,716	9,715,768	11,443,250		12,742,068	12,407,243		13,863,164
Diluted(4)	5,664,631	7,409,716	9,715,768	11,443,250		51,873,067	12,407,243		55,197,134
Pro forma, diluted (unaudited) (5)

						Three Months
						Ended
		Year Ended December 31,				March 31,

		1999	2000	2001	2002	2002	2003

						(unaudited)

		(in thousands)
(1)	Amortization of stock-based compensation consists of:
	Network operations	$419	$981	$576	$302	$86	$115
	Research and development	202	722	398	219	55	95
	Sales and marketing	642	2,503	1,171	571	157	236
	General and administrative	2,318	6,294	3,505	1,673	520	529

	Total amortization of stock-based compensation	$3,581	$10,500	$5,650	$2,765	$818	$975

For a discussion of stock-based compensation, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Critical Accounting Policies— Stock-Based Compensation.”

(2)	Of this amount, $24.3 million was due to a non-recurring tax benefit.

(3)	Basic net income (loss) per share is computed using the weighted average number of shares of common stock outstanding for the period.

(4)	Diluted net income (loss) per share is computed using basic income (loss) per share after giving effect to the conversion to common stock of all outstanding securities that would have a dilutive effect.

(5)	Pro forma, diluted income (loss) per share is computed using diluted income (loss) per share after giving effect to our sale of the shares in this offering.

						As of
	As of December 31,					March 31,

	1998	1999	2000	2001	2002	2003

						(unaudited)

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$5,166	$15,178	$34,548	$18,789	$27,916	$30,467
Working capital	3,670	11,308	30,211	10,028	29,589	34,761
Total assets	6,945	24,216	52,232	37,421	75,442	80,191
Line of credit and total loans payable	1,059	4,371	2,726	8,932	10,375	10,606
Accumulated deficit	(12,854)	(31,228)	(66,192)	(93,993)	(64,234)	(61,924)
Total stockholders’ equity	3,655	11,941	38,294	16,262	49,600	53,146

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our consolidated financial statements and related notes that appear in the back of this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

      We are a leading provider of software-enabled enterprise connectivity services for mobile workers. Our primary service offering is designed to enable enterprises to provide their employees with secure access from approximately 150 countries to the enterprise’s internal networks through an easy-to-use interface.

Sources of Revenues

      We derive our revenues primarily from providing enterprise connectivity services through our virtual network. We sell these services directly, as well as indirectly through our channel partners. We bill substantially all customers on a per-minute basis for usage based on negotiated rates. We bill the remaining customers based on a fixed charge per active user per month with additional charges for excess time over allocated number of hours. Substantially all enterprise customers commit to a one to three year contract term. Most of our contracts with enterprise customers contain minimum usage levels. Since our inception, substantially all of our revenues have been usage-based.

      We provide our customers with deployment services and technical support throughout the term of the contract. We typically charge fees for these services on a one-time or annual basis, depending on the service provided and the nature of the relationship. These fees represented less than 2% of our revenues in 2000, 2001 and 2002 and in the first quarter of 2003. We also offer customers additional services for which we generally bill on a monthly basis. Fees for these services represented less than 1% of our revenues in 2000, 2001 and 2002 and the first quarter of 2003.

      To date, we have derived substantially all of our revenues from our narrowband connectivity services. Although we have incurred expenses to expand our broadband coverage and are seeking to generate additional revenues from our broadband wired and wireless coverage, we have generated less than 1% of our revenues from broadband coverage in 2000, 2001 and 2002 and the first quarter of 2003, and we cannot determine when, if ever, we will generate any substantial revenues from broadband.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, purchase commitments, income taxes, stock-based compensation expense, and allowance for doubtful accounts. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

      We believe the following critical accounting policies are important in understanding our consolidated financial statements.

Revenue Recognition

      We have derived substantially all of our revenues from usage fees associated with providing enterprise connectivity services through our virtual network. We recognize revenues when persuasive evidence of an arrangement exists, service has been provided to the customer, the price to the customer is fixed or determinable and collectibility is probable.

      We recognize revenues during the period the services are rendered to end users on a usage basis based on negotiated rates. Most of our contracts with enterprise customers contain minimum usage levels. If actual usage in a given period is less than the minimum commitment, we recognize the difference between the minimum commitment and the actual usage as revenues when cash is collected because we cannot reasonably estimate the amount of the difference that will be collected.

      We typically provide our customers with deployment services, technical support and additional optional services. Depending on the service provided and the nature of the arrangement, we may charge a one-time, annual or monthly fee. We recognize revenues relating to one-time fees on a straight-line basis over the term of the initial contract, generally one to three years. We recognize revenues relating to annual fees on a straight-line basis over the year. We recognize revenues for monthly services during the month that these services are provided.

      We generally perform credit reviews to evaluate the customer’s ability to pay. If we determine that collectibility is not probable, revenue is recognized as cash is collected.

Purchase Commitments

      We have minimum purchase commitments with some network service providers for network access that we expect to utilize during the term of the contracts. We recognize costs of minimum purchase contracts as network access expenses at the greater of the minimum commitment or actual usage. If we estimate that revenues derived from the purchase commitment will be less than the purchase commitment, we recognize a loss on that purchase commitment to the extent of the difference. As of March 31, 2003, we have not recognized any losses on purchase commitments.

Accounting for Income Taxes

      In preparing our consolidated financial statements, we assess the likelihood that our deferred tax assets will be realized from future taxable income. We establish a valuation allowance if we determine that it is more likely than not that some portion or all of the net deferred tax assets will not be realized. Changes in the valuation allowance are included in our statement of operations as provision for (benefit from) income taxes. We exercise significant judgment in determining our provisions for income taxes, our deferred tax assets and liabilities and our future taxable income for purposes of assessing our ability to utilize any future tax benefit from our deferred tax assets.

      As of December 31, 2002, we determined that it was more likely than not that we would realize all of our available net deferred tax assets in the carryforward period of up to 19 years. As a result, we determined that it was no longer necessary or appropriate to maintain a valuation allowance related to deferred tax assets which had been established in each year from inception to 2002. Accordingly, we recorded a $24.3 million tax benefit in our statement of operations for the quarter ended December 31, 2002.

Stock-Based Compensation

      We record stock-based compensation charges in the amount by which the option exercise price or the restricted stock purchase price is less than the deemed fair value of our common stock at the date of grant. Our board of directors determines the fair value of our common stock based upon several factors, including our operating performance, issuances of our convertible preferred stock, liquidation preferences of our preferred stockholders, and valuations of other publicly-traded companies. We amortize this compensation expense on an accelerated basis over the vesting period of the applicable agreements, generally four years. We recorded deferred stock-based compensation of $8.1 million, $0 and $2.3 million for 2000, 2001 and 2002, respectively, and amortization of stock-based compensation of $10.5 million, $5.7 million, and $2.8 million for 2000, 2001 and 2002, respectively. For the three months ended March 31, 2002 and 2003, we recorded deferred stock-based compensation of $86,000 and $2.5 million, respectively, and amortization of stock-based compensation of $818,000 and $975,000, respectively. The amount of compensation expense actually recognized in future periods could be lower than currently anticipated if unvested stock options for which deferred compensation has been recorded are forfeited. In addition, if we used different assumptions to determine the deemed fair value of our common stock, we could have reported materially different amounts of stock-based compensation.

      We currently are not required to record stock-based compensation charges if the employee stock option exercise price or restricted stock purchase price equals or exceeds the deemed fair value of our common stock at the date of grant. Several companies have recently elected to change their accounting policies and begun to record the fair value of options as an expense. In addition, we understand that discussions of potential changes to applicable accounting standards are ongoing. If we had estimated the fair value of the options or restricted stock on the date of grant using a minimum value pricing model, and then amortized this estimated fair value over the vesting period of the options or restricted stock, our net income (loss) would have been adversely affected. See Note 2(l) to our consolidated financial statements in the back of this prospectus for a discussion of how our net income (loss) would have been adversely affected.

          Allowance for Doubtful Accounts

      We establish allowances for doubtful accounts for specifically identified, as well as anticipated, uncollectible accounts receivable based on credit profiles of our customers, current economic trends, contractual terms and conditions, and historical payment experience. We have an allowance for doubtful accounts of $1.0 million, $1.1 million, $1.5 million and $1.4 million as of December 31, 2000, 2001, 2002, and March 31, 2003, respectively, for estimated losses resulting from the inability of our customers to make their required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, or if we underestimated the allowances required, additional allowances may be required, which would result in an increased general and administrative expense in the period such determination was made.

Results of Operations

      The following table sets forth selected statements of operations data for each of the periods indicated as a percentage of revenues.

				Three Months
	Year Ended			Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Network access	48.5	36.6	25.1	28.1	23.2
Network operations	22.9	18.3	11.3	13.1	10.6
Research and development	12.7	10.2	7.6	7.8	7.4
Sales and marketing	59.1	56.4	35.5	39.2	31.8
General and administrative	23.5	18.0	10.4	10.8	9.4
Restructuring charges	—	2.1	—	—	—
Amortization of stock-based compensation	29.8	10.6	3.0	4.2	3.2

Total operating expenses	196.5	152.2	92.9	103.2	85.6

Operating income (loss)	(96.5)	(52.2)	7.1	(3.2)	14.4
Other income (expense):
Interest income and other	2.8	1.7	.5	.5	.3
Interest expense	(5.4)	(1.6)	(1.1)	(1.4)	(.7)

Total other income (expense)	(2.6)	.1	(.6)	(.9)	(.4)

Income (loss) before income taxes	(99.1)	(52.1)	6.5	(4.1)	14.0
Provision for (benefit from) income taxes	—	.2	(25.6)	—	6.4

Net income (loss)	(99.1)%	(52.3)%	32.1%	(4.1)%	7.6%

Comparison of the Quarters Ended March 31, 2002 and 2003

      Revenues. Our revenues increased from $19.3 million for the three months ended March 31, 2002 to $30.5 million for the three months ended March 31, 2003, representing an increase of 58%. This growth was due to an increase in the usage of our services resulting from an increased number of end users of our services at new and existing customers. No individual customer accounted for 10% or more of total revenues for the three months ended March 31, 2002 or 2003.

      International revenues, which are revenues generated from customers domiciled outside the United States, accounted for approximately 40% and 37% of total revenues for the three months ended March 31, 2002 and 2003, respectively. No individual foreign country accounted for 10% or more of total revenues for the three months ended March 31, 2002 or 2003. Substantially all of our revenues to date have been denominated in U.S. dollars, although in the future some portion of revenues may be denominated in foreign currencies.

      Network access. Our network access expenses consist of charges for access, principally by the minute, that we pay to our network service providers. Network access expenses increased from $5.4 million for the three months ended March 31, 2002 to $7.1 million for the three months ended March 31, 2003, representing an increase of 30%, due to the increase in the number of minutes used on our virtual network. The decrease from 2002 to 2003 as a percent of revenues was due to reduced access rates, which resulted from our ability to purchase network access from additional network service providers at a lower cost and to renegotiate a number of our network service provider contracts.

      Network operations. Our network operations expenses consist of compensation and benefits for our network engineering, customer support, network access quality and information technology personnel, outside consultants, transaction center fees and the depreciation of our network equipment. Network operations expenses increased from $2.5 million for the three months ended March 31, 2002 to $3.2 million for the three months ended March 31, 2003, an increase of 28%. The increase was due primarily to $170,000 of additional depreciation expense on network operations equipment, $140,000 of additional transaction center fees and $100,000 of additional compensation and benefits expenses for an increase in the number of personnel. We expect that our network operations expenses will continue to increase in absolute dollars as we expand our operations.

      Research and development. Our research and development expenses consist of compensation and benefits of our research and development personnel and consultants. Research and development expenses increased from $1.5 million for the three months ended March 31, 2002 to $2.2 million for the three months ended March 31, 2003, an increase of 50%. The increase was due primarily to an additional $510,000 of compensation and benefits expenses and $130,000 of additional outside consulting costs for further development of our services. We expect that our research and development expenses will continue to increase in absolute dollars as we increase the number of our personnel and consultants to enhance our service offerings.

      Sales and marketing. Our sales and marketing expenses consist of compensation, benefits, advertising and promotion expenses. Sales and marketing expenses increased from $7.6 million for the three months ended March 31, 2002 to $9.7 million for the three months ended March 31, 2003, an increase of 28%. The most significant component of the increase was $1.0 million of additional compensation and benefits expenses for the expansion of our sales organization. There was also an additional $270,000 of advertising expenses and an additional $110,000 of compensation and benefits expenses for an increase in the number of marketing personnel. We expect that sales and marketing expenses will continue to increase in absolute dollars as we expand our sales force and increase marketing activities.

      General and administrative. Our general and administrative expenses consist of compensation and benefits of general and administrative personnel, legal and accounting expenses, and bad debt expense. General and administrative expenses increased from $2.1 million for the three months ended March 31, 2002 to $2.9 million for the three months ended March 31, 2003, an increase of 37%. The increase was due in significant part to $520,000 of additional compensation and benefits expenses for an increase in administrative personnel and consultants. We expect that our general and administrative expenses will increase in absolute dollars to the extent that we expand our operations and incur additional costs in anticipation of becoming a public company.

      Amortization of stock-based compensation. Amortization of stock-based compensation was $818,000 for the three months ended March 31, 2002 and $975,000 for the three months ended March 31, 2003. We expect to incur amortization of deferred stock compensation expense of at least $3.1 million in 2003 and $1.2 million in 2004. The amount of deferred stock-based compensation expense to be recorded in future periods could decrease if stock options for which accrued but unvested compensation expense has been recorded are forfeited.

      Interest income and other. Interest income and other includes interest income on cash balances. Interest income and other increased from $97,000 for the three months ended March 31, 2002 to $107,000 for the three months ended March 31, 2003 due to an increase in the average cash balance in the quarter, offset in part by a decrease in the average interest rates.

      Interest expense. Interest expense consists of interest paid on our line of credit and loans, as well as amortization of a loan discount associated with the fair value of warrants issued in connection with our financing activities. Interest expense decreased from $260,000 for the three months ended March 31, 2002 to $226,000 for the three months ended March 31, 2003. The decrease was due to lower average interest rates on the outstanding loan balances.

      Provision for (benefit from) income taxes. The provision for income taxes was $8,000 for the three months ended March 31, 2002 compared to a provision of $2.0 million for the three months ended March 31, 2003 due to the change in our taxable income.

Comparison of the Years Ended December 31, 2001 and 2002

      Revenues. Our revenues increased from $53.2 million in 2001 to $92.8 million in 2002, representing an increase of 74%. This growth was due to an increase in usage of our service, resulting from an increased number of end users of our services at new and existing customers. This growth was the primary reason for the increase in accounts receivable from 2001 to 2002. No individual customer accounted for 10% or more of revenues in either 2001 or 2002.

      International revenues accounted for approximately 44% and 39% of revenues for 2001 and 2002, respectively. No single foreign country accounted for 10% or more of revenues in either 2001 or 2002.

      Network access. Network access expenses increased from $19.5 million in 2001 to $23.3 million in 2002, an increase of 19%, due to the increase in the number of minutes used on our virtual network, offset in part by reduced access rates that we paid to our network service providers. The decrease from 2001 to 2002 as a percent of revenues was due to reduced access rates, which resulted from our ability to purchase network access from additional network service providers at lower rates and to renegotiate a number of our current network service provider contracts.

      Network operations. Network operations expenses increased from $9.7 million in 2001 to $10.5 million 2002, an increase of 8%. The most significant components of the increase were approximately $200,000 of additional transaction center fees in 2002 and $270,000 of additional depreciation expense for network operations equipment.

      Research and development. Research and development expenses increased from $5.4 million in 2001 to $7.1 million in 2002, an increase of 31%. The increase was due primarily to an additional $1.0 million in fees paid to consultants to further develop our services, and an additional $670,000 of compensation and benefits expenses relating to the increase in number of research and development personnel.

      Sales and marketing. Sales and marketing expenses increased from $30.0 million in 2001 to $32.9 million in 2002, an increase of 10%. The increase was due primarily to $2.8 million of additional compensation and benefits expenses for the expansion of our sales organization.

      General and administrative. General and administrative expenses were $9.6 million in 2001 and 2002. In 2002, there was $520,000 of additional bad debt expense offset in part by a $380,000 decrease in compensation and benefits expenses. Included in 2001 compensation expenses was $450,000 of severance payments to our former Chief Executive Officer.

      Restructuring charges. In April 2001, we decided to focus on enterprise customers and therefore reduced the need for resources related to non-enterprise customers. As a result, we terminated 30 people and determined that certain office facilities would no longer be needed to run our business. Eight network operations employees, three research and development employees, 14 sales and marketing employees and five general and administrative employees were included in the workforce reduction. We recorded a charge of $440,000 for severance costs related to this reduction, substantially all of which were paid during 2001. The charge relating to the lease obligation was comprised of two components:

•	lease termination fees, net, totaling approximately $190,000; and

•	future rental obligations through February 2003 of $678,000, offset by estimated future sublease income of $198,000, totaling approximately $480,000.

      We had no restructuring charges in 2002.

      Amortization of stock-based compensation. Amortization of stock-based compensation was $5.7 million in 2001 and $2.8 million in 2002.

      Interest income and other. Interest income and other decreased from $895,000 in 2001 to $440,000 in 2002 due to a lower average cash balance and a reduction in the average interest rates.

      Interest expense. Interest expense increased from $852,000 in 2001 to $1.0 million in 2002. The increase was due to higher average borrowings in 2002 as well as $64,000 of amortization of a loan discount associated with the fair value of warrants issued in connection with our financing activities.

      Provision for (benefit from) income taxes. We incurred net operating losses in 2001 and consequently paid insignificant amounts of federal, state and foreign income taxes. As of December 31, 2001, we recorded a valuation allowance of $27.2 million, which is equal to the amount of our deferred tax assets. These assets relate to net operating loss carryforwards and other tax credit carryforwards and temporary differences between items recorded for financial reporting and tax return purposes. We established this valuation allowance because we determined that it was more likely than not that some portion or all of the deferred tax assets would not be realized. We reversed $2.9 million of this valuation allowance due to taxable earnings generated in the year ended December 31, 2002. We also reversed the remaining valuation allowance of $24.3 million as of December 31, 2002, because we have determined that it is more likely than not that we will generate enough taxable income to use our net operating losses in the carryforward period through December 31, 2021. The reversal of our valuation allowance is a non-recurring event. In future periods, we will provide a provision for income tax expenses at the statutory rates net of non-taxable income and expense.

Comparison of the Years Ended December 31, 2000 and 2001

      Revenues. Our revenues increased from $35.3 million in 2000 to $53.2 million in 2001, representing an increase of 51%. This growth was due to an increase in usage of our service, resulting from an increased number of end users of our services at new and existing customers. One customer accounted for 27% of revenues in 2000. No individual customer accounted for 10% or more of revenues in 2001.

      International revenues accounted for approximately 43% and 44% of revenues for 2000 and 2001, respectively. No individual foreign country represented 10% or more of revenues in either 2000 or 2001.

      Network access. Network access expenses increased from $17.1 million in 2000 to $19.5 million in 2001, an increase of 14%, as a result of the increase in the number of minutes used on our virtual network, offset in part by reduced access rates paid to our network service providers. The decrease from 2000 to 2001 as a percentage of revenues was due to reduced access rates, which resulted from the addition of new lower-cost network service providers to our virtual network and renegotiation of a number of our network service provider contracts.

      Network operations. Network operations expenses increased from $8.1 million in 2000 to $9.7 million in 2001, an increase of 20%. This increase was due primarily to $820,000 of additional depreciation expense for network operations equipment and $370,000 additional transaction center fees.

      Research and development. Research and development expenses increased from $4.5 million in 2000 to $5.4 million in 2001, an increase of 20%. The increase was due primarily to an additional $410,000 of compensation and benefits expenses relating to the increase in number of research and development personnel, and an additional $300,000 of fees paid to consultants to further develop our services.

      Sales and marketing. Sales and marketing expenses increased from $20.8 million in 2000 to $30.0 million in 2001, an increase of 44%. The primary source of the increase was $8.0 million of additional compensation and benefits expenses related to the expansion of our sales organization.

      General and administrative. General and administrative expenses increased from $8.3 million in 2000 to $9.6 million in 2001, an increase of 16%. The increase related to expansion of our operations, $540,000 of additional bad debt expense in 2001 and $450,000 related to severance payments to our former Chief Executive Officer in October 2001.

      Restructuring charges. In April 2001, we conducted a restructuring as described above in the comparison of 2002 to 2001 results of operations. We had no restructuring charges in 2000.

      Amortization of stock-based compensation. Amortization of stock-based compensation was $10.5 million and $5.7 million in 2000 and 2001, respectively.

      Interest income and other. Interest income and other decreased from $990,000 in 2000 to $895,000 in 2001, due to a decrease in our average cash balance.

      Interest expense. Interest expense decreased from $1.9 million in 2000 to $852,000 in 2001. The primary reason for this was that included in interest expense in 2000 was $1.1 million related to the amortization of the fair value of warrants issued in connection with financing activities.

      Provision for (benefit from) income taxes. We incurred net operating losses in 2000 and 2001, and consequently recorded insignificant amounts of federal, state and foreign income taxes in 2000 and 2001.

Selected Quarterly Operating Results

      The following tables set forth selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as the percentage of revenues for each line item shown. The information for each of these quarters has been prepared on substantially the same basis as the audited consolidated financial statements included in the back of this prospectus and, in the opinion of management, includes all normal recurring adjustments necessary for the fair presentation of the results of operations for such periods. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in the back of this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Quarter Ended

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

	(unaudited)
	(in thousands)
Revenues	$10,698	$11,931	$14,264	$16,271	$19,317	$22,100	$24,007	$27,406	$30,498
Operating expenses:
Network access	4,430	4,859	4,994	5,193	5,431	5,592	5,784	6,516	7,081
Network operations	2,740	2,431	2,256	2,273	2,529	2,361	2,653	2,916	3,233
Research and development	1,436	1,499	1,258	1,236	1,500	1,395	1,955	2,220	2,246
Sales and marketing	8,353	7,632	7,213	6,758	7,576	8,035	8,192	9,128	9,712
General and administrative	2,565	2,293	1,942	2,777	2,083	2,685	2,279	2,583	2,861
Restructuring charges	—	440	190	480	—	—	—	—	—
Amortization of stock-based compensation	1,932	1,400	1,234	1,084	818	614	664	669	975

Total operating expenses	21,456	20,554	19,087	19,801	19,937	20,682	21,527	24,032	26,108

Operating income (loss)	(10,758)	(8,623)	(4,823)	(3,530)	(620)	1,418	2,480	3,374	4,390
Other income (expense):
Interest income and other	390	237	138	130	97	135	101	107	107
Interest expense	(137)	(197)	(203)	(315)	(260)	(261)	(282)	(223)	(226)

Total other income (expense)	253	40	(65)	(185)	(163)	(126)	(181)	(116)	(119)

Income (loss) before income taxes	(10,505)	(8,583)	(4,888)	(3,715)	(783)	1,292	2,299	3,258	4,271
Provision for (benefit from) income taxes	6	1	32	71	8	12	125	(23,838)	1,961

Net income (loss)	$(10,511)	$(8,584)	$(4,920)	$(3,786)	$(791)	$1,280	$2,174	$27,096	$2,310

	Quarter Ended

	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,
	2001	2001	2001	2001	2002	2002	2002	2002	2003

Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Network access	41.4	40.7	35.0	31.9	28.1	25.3	24.1	23.8	23.2
Network operations	25.6	20.4	15.8	14.0	13.1	10.7	11.1	10.6	10.6
Research and development	13.4	12.6	8.8	7.6	7.8	6.3	8.1	8.1	7.4
Sales and marketing	78.1	64.0	50.6	41.5	39.2	36.4	34.1	33.4	31.8
General and administrative	24.0	19.2	13.6	17.1	10.8	12.1	9.5	9.4	9.4
Restructuring charges	—	3.7	1.3	2.9	—	—	—	—	—
Amortization of stock-based compensation	18.1	11.7	8.7	6.7	4.2	2.8	2.8	2.4	3.2

Total operating expenses	200.6	172.3	133.8	121.7	103.2	93.6	89.7	87.7	85.6

Operating income (loss)	(100.6)	(72.3)	(33.8)	(21.7)	(3.2)	6.4	10.3	12.3	14.4
Other income (expense):
Interest income and other	3.7	2.0	.9	.8	.5	.6	.5	.4	.3
Interest expense	(1.3)	(1.6)	(1.4)	(1.9)	(1.4)	(1.1)	(1.2)	(.8)	(.7)

Total other income (expense)	2.4	.4	(.5)	(1.1)	(.9)	(.5)	(.7)	(.4)	(.4)

Income (loss) before income taxes	(98.2)	(71.9)	(34.3)	(22.8)	(4.1)	5.9	9.6	11.9	14.0
Provision for (benefit from) income taxes	.1	—	.2	.5	—	.1	.5	(87.0)	6.4

Net income (loss)	(98.3)%	(71.9)%	(34.5)%	(23.3)%	(4.1)%	5.8%	9.1%	98.9%	7.6%

Liquidity and Capital Resources

      Since our inception in July 1996, we have funded our operations primarily through six issuances of convertible preferred stock that provided us with aggregate net proceeds of approximately $86.5 million. In addition, in September 2001 we established a $7.5 million line of credit, of which $6.8 million was drawn on the same month. As of December 31, 2002 and March 31, 2003, we had cash and cash equivalents of $27.9 million and $30.5 million, respectively.

      Net cash used in operating activities was $20.6 million for 2000, $20.7 million for 2001, and $1.2 million for the three months ended March 31, 2002. Net cash provided by operating activities was $10.6 million for 2002 and $3.0 million for the three months ended March 31, 2003. Net cash used in operating activities for 2000 and 2001 and for the three months ended March 31, 2002, primarily resulted from net losses and increases in accounts receivable offset in part by amortization of stock-based compensation and depreciation and amortization. Net cash provided by operating activities for 2002 primarily resulted from net income of $29.8 million, enhanced by $6.3 million of depreciation and amortization and amortization of stock-based compensation, offset in part by a $24.3 million benefit from income taxes relating to the reversal of the valuation allowance related to our deferred tax assets and a $6.0 million increase in accounts receivable. Net cash provided by operating activities for the three months ended March 31, 2003 primarily resulted from net income of $2.3 million, enhanced by $1.9 million of depreciation and amortization and amortization of stock-based compensation, offset in part by a $2.5 million increase in accounts receivable.

      Net cash used in investing activities was $8.2 million for 2000, $1.3 million for 2001, $3.5 million for 2002, and $378,000 and $938,000 for the three months ended March 31, 2002 and 2003, respectively. These amounts were related primarily to purchases of computer equipment to support our growth in revenues and employee base and, for 2000, office equipment, furniture and fixtures relating to our office relocation in that year.

      Net cash provided by financing activities was $48.1 million for 2000, $6.2 million for 2001, $2.1 million for 2002, and $539,000 and $376,000 for the three months ended March 31, 2002 and 2003, respectively. Cash provided by financing activities for 2000 was primarily from net proceeds of the sale of our preferred stock. For

2001, cash provided by financing activities was primarily from net proceeds of $6.7 million from the line of credit and $2.9 million from loans, offset by $3.6 million of payments on loans. For 2002, cash provided by financing activities was primarily from proceeds of $2.4 million from loans and $625,000 of proceeds from repayment of notes receivable from stockholders, offset by $1.1 million of payments on loans. For the three months ended March 31, 2003, cash provided by financing activities was primarily from $649,000 of net proceeds from loans payable and the issuance of common stock, offset in part by loan payments of $448,000.

      We have signed contracts with some network service providers under which we have minimum purchase commitments that expire on various dates through February 2006. Other than in the approximately 40 countries in which our sole network service provider is Equant, we have contracted with multiple network service providers to provide alternative access points in a given geographic area. In those geographic areas where we have access through multiple providers, we are able to direct users to the network of particular service providers. Consequently, we believe we have the ability to fulfill our minimum purchase commitments in such geographic areas. Future minimum purchase commitments under all agreements as of December 31, 2002 are as follows:

Year Ending December 31,	Annual Commitment

(in thousands)
2003	$6,545
2004	2,817
2005	2,500
2006	208

$12,070

      We lease our facilities under operating leases that are non-cancelable and that expire at various dates through February 2010. Future minimum lease payments under these operating leases as of December 31, 2002 are as follows:

Year Ending December 31,	Annual Commitment

(in thousands)
2003	$3,588
2004	3,671
2005	3,799
2006	3,927
2007	4,055
2008 and thereafter	9,947

$28,987

      As of April 30, 2003, we had an aggregate of $10.4 million of debt outstanding. We have a $10 million revolving bank line of credit that matures in January 2004 and a $2.5 million equipment term loan with the same lender, the last draw of which matures in December 2005. In connection with these agreements, we issued warrants to purchase an aggregate of 38,527 shares of our common stock. The term loan was to be used only to refinance purchases of equipment. To secure any outstanding loans, we have granted a security interest in our assets, including our accounts receivable. Interest on the bank line of credit and the loans is payable monthly and accrues at between one percentage point and one and one quarter percentage point above the bank’s prime rate. As of April 30, 2003, $6.8 million was outstanding under the revolving line of credit and $2 million was outstanding on the equipment term loan. We also have another equipment term loan with this bank, which we entered into in January 2003, in the amount of $5 million, of which $674,000 was outstanding as of April 30, 2003. Under these debt agreements, we have agreed to maintain a balance of unrestricted cash and cash equivalents of at least $50 million, should we decide not to pay off the debt facilities upon our initial public offering. Additionally, we have a covenant requiring a net profit in each quarter. If we do not meet these requirements, then we may not be allowed to draw down any additional funds through these lines of credit. We also have two secured loan agreements with financing companies which mature in January 2004. As of April 30, 2003, the remaining outstanding balance under these loan agreements was approximately $1 million.

      We intend to use a portion of the net proceeds from this offering to repay all of our outstanding indebtedness.

      We believe that cash flows from operations and our current cash and cash equivalents will be sufficient to fund our operations for at least the next 12 months.

Related Party Transactions

      In February 2002, Mr. Denman, our Chairman, President and Chief Executive Officer, purchased 2,675,300 shares of our common stock from us at $.50 per share in connection with an early exercise of stock options granted to him in December 2001 as part of his compensation package when he joined us. In February 2002, Mr. Thuma, our Vice President of Worldwide Sales, purchased 300,000 shares of our common stock from us at $.50 per share in connection with an early exercise of stock options granted to him in December 2001. All of iPass’ executives are contractually entitled to early exercise their options.

      In August, November and December 2000, we conducted our most recent round of preferred stock financing in which we sold 8,544,522 shares of our preferred stock at $5.84 per share. Two of our then 5% or greater stockholders, Accel Partners and Crosspoint Venture Partners, purchased an aggregate of 3,364,727 of these shares in this financing. Accel Venture Partners is affiliated with Mr. Patterson, one of our directors. Crosspoint Venture Partners was affiliated with one of our then directors.

      In November and December 2000, Cisco Systems, Inc. purchased an aggregate of 3,424,658 shares of preferred stock from us at $5.84 per share. In connection with these purchases, Cisco became a holder of in excess of 5% of our outstanding stock.

      In April 2001, we entered into a Cisco AVVID Partner Program Agreement with Cisco pursuant to which we became a participant in Cisco’s AVVID Partner Program. AVVID is intended to establish a network of vendors of complementary, interoperable goods and services related to network solutions. Under the terms of this agreement, we have agreed to cooperate with Cisco in marketing products and services we wish to market under the program.

      In addition to the above agreements, Cisco is one of our indirect customers through our channel partner, Equant. In 2002, we billed approximately $963,000 to Equant relating to our services purchased by Cisco from Equant.

      We have received full recourse promissory notes in an aggregate amount of approximately $2.5 million from some of our officers in connection with the exercise of stock options held by them. Each of the notes has a market interest rate of 7%, with the outstanding principal and interest that will be due upon the first anniversary of the closing date of this offering. We cannot modify or extend the term of these notes.

      Please see “Certain Relationships and Related Party Transactions” later in this prospectus for a more detailed discussion of these transactions.

Quantitative and Qualitative Disclosures about Market Risk

      As of December 31, 2002 and March 31, 2003, we had cash and cash equivalents of $27.9 million and $30.5 million, respectively, which consisted of cash and highly liquid short-term investments with original maturities of three months or less at the date of purchase, which we hold solely for non-trading purposes. These investments may be subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in market interest rates by 10% from the market interest rates at March 31, 2003 would cause the interest generated by, and the fair value of, these short-term investments to change by an immaterial amount. Declines in interest rates over time will, however, reduce our interest income.

      Although we currently bill for our services in U.S. dollars, our financial results could be affected by factors such as changes in foreign currency rates or weak economic conditions in foreign markets. A strengthening of the dollar could make our services less competitive in foreign markets and therefore could reduce our revenues. We are billed by and pay substantially all of our network service providers in U.S. dollars. In the future, some portion of our revenues and costs may be denominated in foreign currencies. To date, exchange rate fluctuations have had little impact on our operating results.

BUSINESS

Overview

      We are a leading provider of software-enabled enterprise connectivity services for mobile workers. Our primary service offering, iPass Corporate Access, is designed to enable enterprises to provide their employees with secure access from approximately 150 countries to the enterprise’s internal networks through an easy-to-use interface. As opposed to telecommunications companies that own and operate physical networks, we provide our services through a virtual network. Our virtual network is enabled by our software, our scalable network architecture and our relationships with over 200 telecommunications carriers, Internet service providers and other network service providers around the globe. Our software is designed to provide enterprises with a high level of security, the ability to affect and control policy management, and to receive centralized billing and detailed reporting. We provide our services predominantly over wired networks, and recently we have begun providing our services over wireless networks. We market and sell our services directly, as well as indirectly through channel partners, which consist of network service providers, systems integrators and value-added resellers. We were incorporated in California in July 1996 and reincorporated in Delaware in June 2000.

Industry Background

      Enterprises have achieved significant advances in productivity over the last decade by connecting employees to internal networks, and deploying network-based applications such as e-mail. While these developments have greatly increased productivity for employees in their offices, it is becoming increasingly important for enterprises to make these applications available to employees working outside of the office. According to estimates by International Data Corporation, a market research firm, the number of U.S. mobile workers will increase from approximately 92 million in 2002 to approximately 105 million in 2006, growing at almost twice the rate of the U.S. worker population in general. These workers access their enterprise networks while traveling or working from home or from other locations outside of their office, which enables them to be better informed and more collaborative, resulting in improved decision-making and more streamlined business processes. These productivity and efficiency gains are being facilitated by the widespread proliferation of electronic devices such as laptop computers, personal digital assistants, or PDAs, and mobile phones, and the growth of wired and wireless broadband networks. As a result, many enterprises today are seeking secure and cost-effective ways to provide the benefits of advanced connectivity services to their employees in order to enhance their competitive position.

      In order to provide mobile workers with access to critical applications, databases and other resources located on internal networks, enterprises primarily rely on the public switched telephone network or the Internet. Some enterprises deploy and manage their own modem banks, toll-free access numbers and remote access servers, which can require substantial information technology resources. Mobile workers access the network by placing a long distance or toll-free call to their enterprise networks, which can be very expensive. In addition, reliable data transport may be a problem in areas where quality long-distance connections are unavailable.

      Enterprises that lack the resources or the desire to procure and manage systems internally will frequently turn to network service providers for remote access services. These service providers may provide remote access by utilizing outsourced modem banks, telephone lines, and private data network services. Alternatively, service providers may employ virtual private network, or VPN, technology combined with other security applications to provide enterprise connectivity services through the Internet.

      Regardless of approach, because of the ubiquity of telephone lines, narrowband access is currently more available than broadband access as a means for enterprises to connect their mobile workers to enterprise networks. In addition, security concerns, the early stage nature of broadband technology and reduced information technology budgets have prevented a significant number of enterprises from providing their mobile workers with broadband remote access. However, continuing advances in broadband technology are expected to enable increased adoption of remote broadband access.

      Several factors in the telecommunications and technology industries make it difficult for enterprises to provide secure, high quality remote access to mobile workers at a reasonable cost. These factors include:

      No Single Provider for Global Coverage. Although many network service providers offer coverage in a broad range of geographic locations, the capital and lead time required for any one service provider to establish network coverage in all locations that an enterprise may require can be significant. To date, no single network service provider has established a global physical network. Therefore, enterprises may enter into relationships with multiple service providers in order to obtain remote access in all areas in which access is required.

      Lack of Network Redundancy. Many network service providers do not have multiple access points in many geographic locations. Even if they do, a network system failure may affect all access points of that network in that geographic region. As a result, enterprises that rely on only one network service provider for remote access in a given geographic area may face service interruptions or delays if the service provider’s physical network goes down. In addition, the recent downturn in economic conditions and reduction in overall information technology spending has had a significant negative impact on network service providers, raising concerns as to whether the services offered by some of these network service providers will remain available. To minimize the risk of service interruptions, enterprises may need to secure multiple service providers.

      Need for Integration and Management of Security. Recently, the number and severity of attacks on corporate networks by hackers have become a significant issue. New access methods, devices, applications and operating systems have also introduced additional vulnerabilities that have been actively exploited by hackers. Because remote access provides workers with an extension to the corporate network, it is critical that this “extended” network be secure. As a result, security has become one of the most important barriers that enterprises must overcome in order to fully realize the benefits of remote access. To combat these risks, enterprises have managed the security of their remotely accessed internal networks with a wide variety of security products, such as VPNs, firewalls and authentication tokens. Therefore, enterprises frequently seek a connectivity solution that can fully integrate with their existing and future security infrastructure.

      Need to Manage and Monitor Multiple Provider Relationships. In order to provide remote access with global coverage and redundancy, enterprises may enter into relationships with multiple service providers. Entering into multiple contracts and establishing multiple billing, reporting and payment standards may be costly and time consuming for an enterprise and increases the complexity of monitoring, managing and troubleshooting the usage of remote access by employees.

      Need for Integration of Rapidly Changing Technologies. The market for enterprise connectivity and related technology is rapidly changing. Several access methods through which a mobile worker can connect to the Internet have emerged, including wired broadband technologies such as DSL and cable modems, and wireless broadband technologies such as Wi-Fi, and third generation mobile data network, or 3G. In addition, new electronic devices such as wireless PDAs and other Internet protocol-enabled mobile devices have provided new connectivity options. New security applications and operating systems have also emerged and are expected to continue to develop. As a result, enterprises may seek a service provider that can continue to support and integrate these rapidly emerging technologies while conforming to changing corporate access and security policies.

      We believe that enterprises are increasingly requiring a comprehensive solution that can successfully address all these challenges in a cost-effective manner while providing their employees and administrators with an easy-to-use, unified and secure remote access experience.

The iPass Solution

      Our services are designed to enable enterprises to provide their employees with secure access from approximately 150 countries to the enterprise’s internal networks through an easy-to-use interface. We provide our services through a virtual network that is enabled by our software, our scalable network architecture, and our relationships with over 200 network service providers around the globe.

      The key benefits of our services include:

      Broad Global Coverage. Our virtual network aggregates over 18,000 network access points in approximately 150 countries. As of April 30, 2003, over 16,000 of these access points were dial-up connections and over 2,000 were broadband connections, including over 1,500 Wi-Fi hotspots and over 500 wired hotspots. As a result, enterprises that use our services can provide their mobile workers with access from these countries, in most instances with a local telephone connection.

      Redundant and Scalable Virtual Network. Our relationships with over 200 network service providers enable us to provide connectivity through multiple networks in approximately 100 out of the approximately 150 countries on our virtual network. As a result, our virtual network reduces the risk of service interruptions associated with depending on only one service provider. Furthermore, our geographically distributed transaction centers, which operate as collection points for transactional and other user information, provide efficient, redundant transaction processing. Our technology enables us to monitor and manage our virtual network by producing near real-time updates, generally within 15 minutes, of connection success rates, client configurations, authentication times and other information critical to diagnosing network health and troubleshooting user connection problems. In addition, our virtual network is scalable, which allows us to handle many connections and users and reduces the need for enterprises to employ additional information technology resources.

      Secure Connectivity. Our software is designed to enable an enterprise’s network connectivity infrastructure to integrate with a wide variety of enterprise security applications. Our services integrate a wide variety of security software and systems, including VPNs, firewalls and authentication tokens, enabling enterprises to rapidly deploy our services while leveraging their existing and future investments in security infrastructure. Unlike many network service providers, we securely route all credentials relating to our end users with 128-bit Secure Socket Layer, or SSL, ensuring the confidentiality of sensitive user information. Our virtual network also offers policy management capabilities, which enable customers to allow or deny access to their network based on specific user and session characteristics.

      Centralized Billing and Reporting. We integrate multiple network service providers to create one global virtual network, eliminating the need for enterprises to negotiate agreements with multiple network service providers to provide network connectivity to their mobile workers. Our virtual network creates call-detail records for each network session, including user, date, time, duration of usage, and other parameters. We are also able to provide detailed transaction-level billing in a single invoice for all services provided to enterprises and network service providers and can tailor the invoice to provide the level of detail and the format that our customers desire. We also offer the ability for information technology managers to gain a comprehensive and near real-time view of their employees’ network connectivity usage patterns, enabling faster identification and resolution of user-related issues.

      Integration of New Technologies. We actively evaluate and integrate new access methods, devices, applications and operating systems into our service offering. For example, we have added wired broadband as well as wireless broadband based on the current and emerging Wi-Fi standards to the list of access methods we support. End users can access our virtual network using desktop and laptop computers, wireless PDAs and other Internet protocol-enabled electronic devices. Our network integrates with our enterprise customers’ existing VPN and security applications, and our software supports a wide range of computer operating systems, including various Windows, Mac OS, Pocket PC and Palm OS versions. As new access methods, devices, applications and operating systems emerge, we intend to integrate these new technologies into our service offerings.

Our Strategy

      Our objective is to use our software-enabled virtual network to become the leading provider of secure enterprise connectivity services worldwide. The key elements of our strategy to achieve this objective include:

      Expand our Customer Base. We seek to increase the number of enterprises that use our services by increasing the number of our direct sales professionals who focus on generating new accounts. We also seek to expand our indirect sales capabilities by building additional relationships with channel partners, such as systems integrators, and providers of VPN and broadband access service and equipment. We also intend to build and maintain iPass brand awareness through the promotion of our logo and marketing campaigns, and by increasing our market credibility through integrating our software with the offerings of our channel partners and co-branding our client software.

      Increase Penetration within our Existing Customer Base. We seek to accelerate the adoption of our services by increasing the number of mobile workers who connect to our virtual network, as well as increasing usage by existing customers. Our sales force assists our customers with the adoption and integration of our services within their organizations, assesses their needs and usage and provide support. In addition, we do not have exclusive arrangements with any particular vendor of connectivity, VPN or security services, so our account representatives can work with our enterprise customers to provide the technical solution that best meets their needs.

      Expand our Wired and Wireless Broadband Service Offerings. We believe that the ease of use, security functionality and our ability to aggregate and integrate providers into our virtual network together with the other benefits of our services can address many of the challenges presented by the emerging broadband markets, such as security concerns, as well as the lack of unified standards and a high degree of fragmentation in the wireless broadband market. As such, we seek to expand the scope and coverage of our virtual network to venues focused on business travelers, such as airports, hotels and convention centers. We intend to continue increasing the number of these venues by establishing relationships with network service providers that provide access to these hotspots. We also seek to continue developing authentication, settlement, client development and other services for Wi-Fi service providers to expand their broadband capabilities through our virtual network.

      Continue to Enhance our Virtual Network and Service Offerings. We intend to continue to establish new relationships with network service providers to increase the coverage and redundancy of our virtual network. We intend to enhance the functionality and features of our software and to address changing customer requirements and technologies through internal development, strategic partnerships or acquisitions. We also seek to expand our service offerings by supporting and integrating new access methods, devices, applications and operating systems, and by building additional relationships with systems integrators and technology providers. We also intend to explore additional managed services that enhance our competitive advantage and provide us with new growth opportunities.

Services

iPass Corporate Access

      iPass Corporate Access is our primary service offering. We generally bill customers on a usage basis, based on negotiated rates. The process by which a mobile worker accesses the enterprise’s network through iPass Corporate Access is illustrated in the following diagram and described through the following steps:

1.	The iPassConnect client software installed on a mobile worker’s laptop computer or other electronic device enables the mobile worker to connect to our virtual network. The mobile worker indicates the city in which he or she is located, and then selects a local network access point or has the client software select one automatically.

2.	The iPass NetServer software, installed in a network service provider’s network, provides the interface between the network service provider and the iPass network. The NetServer recognizes that the end user belongs to the iPass network and securely transmits the username and password to the nearest iPass transaction center.

3.	The transaction center to which the authentication request is routed securely transmits the user name and password to the iPass RoamServer software residing on the enterprise’s servers. Our eight transaction centers are located in California, New York, Georgia, Hong Kong, Australia, the United Kingdom, Germany and Japan.

4.	The RoamServer receives the request from the transaction center and passes it to the enterprise authentication database. Enterprises can manage their own user lists and authentication databases and control users’ access to their internal network through the authentication system of their choice.

5.	The enterprise authentication database then grants or denies authorization. The RoamServer securely sends a yes/no response back to the network service provider via a transaction center.

6.	Once we authorize the network service provider to allow access to the Internet, the iPassConnect client software can automatically launch the user’s VPN to securely connect to the enterprise network.

7.	When the mobile worker terminates the Internet session, the VPN connection is also terminated and a record of the transaction is forwarded to the iPass clearinghouse. The enterprise receives one or more detailed monthly invoices, as requested.

          Additional Services

      In addition to iPass Corporate Access, we currently offer the following services:

      iOQ. We have developed our iOQ service to allow our customers’ in-house or outsourced help desk personnel to quickly identify issues and troubleshoot connection problems. With our iOQ service, enterprises can generate records and reports regarding access locations, client configuration, error codes, connection speeds, time to authenticate and other critical information. We generally charge a monthly fee for our iOQ service. We periodically update the iOQ software in order to provide improved reporting for our internal support organization and our customers. These upgrades are downloaded to the user’s computer or other electronic device when the user logs in, at no additional cost to the customer.

      ExpressConnect. Our ExpressConnect service is designed to enable enterprises to realize the benefits of our enterprise connectivity services while avoiding the cost of installing and managing additional authentication infrastructure. We manage an enterprise’s authentication server at an off-site secure data center, but the enterprise’s information technology manager retains full control. We generally charge a monthly fee for our ExpressConnect service.

      iPassNet. Our iPassNet service is used primarily by network service providers to expand their geographic coverage, particularly where a network service provider’s subscriber requires remote access outside of the provider’s primary coverage. We generally bill the network service provider on a per-minute basis for usage of our network.

Technology

          Principal Components

      The technology incorporated in our service is designed to provide our customers with reliability, quality of service, network security, policy enforcement, consolidated billing and scalability. Our technology consists of the following four principal components, each of which was designed and developed internally: iPassConnect client; distributed authentication system; iPass Clearinghouse; and service quality management.

      iPassConnect Client. The iPassConnect client software is installed on mobile workers’ laptop computers or other devices, and allows them to securely and reliably connect to the Internet using a variety of existing and emerging access methods, including narrowband, integrated services digital network, or ISDN, and wired and wireless broadband. The iPassConnect client is designed to be easy-to-use and to be a flexible and scalable network connectivity platform for enterprises. The key features of iPassConnect include:

•	Intuitive User Interface. iPassConnect client was designed with over four years of experience and customer feedback, resulting in a user-friendly interface with many features.

•	Automatic Updates. iPassConnect client also provides enterprises with the ability to schedule periodic software modifications or updates to their end users without handling each end user device separately. These upgrades are downloaded to the user’s computer or other electronic device when the user logs in, at no additional cost to the customer.

•	Central Policy Control. iPassConnect client enables an enterprise to define a set of criteria, such as length of session or idle timeouts, once and apply those criteria to manage its remote access policies across its entire workforce.

•	Dynamic Phonebook. iPassConnect client enables enterprises to adjust the order of narrowband access points that are displayed to the end user, based on service quality. Customers also have the flexibility of integrating in-house access numbers with iPass’ access points in cases where both networks are being utilized.

•	Third Party Application Integration. iPassConnect client can be configured to automatically launch a variety of third party VPNs upon successful connection to the Internet.

•	Support for multiple operating systems and languages. iPassConnect client supports a wide range of computer operating systems, including Windows 95, 98, NT, 2000, Me, XP, Mac OS 8.x, 9.x, 10.x, Windows CE, Pocket PC2000, Pocket PC2002 and Palm OS. Additionally, iPassConnect is localized in Chinese, French, German, Japanese, Portuguese and Spanish.

      Distributed Authentication System. Our distributed authentication system, which is comprised of iPass NetServer software, iPass RoamServer software and iPass transaction server software, is designed to enable the reliable, scalable and secure initiation and termination of a remote access session on our virtual network. NetServer is installed on the servers of our network service providers. RoamServer is installed on our enterprise customers’ internal networks, typically located on their premises. Our eight transaction centers, each of which is comprised of two or more transaction servers, are located in third party co-location facilities.

      The software components of NetServer, RoamServer and the transaction server operate on third party single-or multi-processor servers based on Unix, Linux or Windows. We send to our enterprise customers updates to NetServer, RoamServer and the transaction server electronically on an as needed basis to support new authentication and management needs.

      iPass NetServer software receives end user authentication requests for Internet connectivity and securely forwards the request to a transaction server across a 128-bit SSL connection. The iPass transaction server validates the request and securely forwards this request to a RoamServer located at the enterprise. The RoamServer receives the authentication request for Internet connectivity and forwards the request in a format compatible with the enterprise’s authentication database. Once the enterprise authentication database has allowed or denied the end user’s request for access, this reply is returned along the same route.

      We have recently developed and are presently deploying an additional security enhancement to our authentication system designed to further ensure the confidentiality of sensitive user credentials.

      iPass Clearinghouse. Our iPass Clearinghouse software collects, filters, resolves, analyzes and summarizes the accounting details necessary to bill for the iPass Corporate Access and ExpressConnect services. Once an end user session is terminated, the Clearinghouse retrieves accounting records for each customer from each transaction server. Once received by the Clearinghouse, the records are filtered to eliminate duplicate records and reviewed for completeness and integrity of the data. The Clearinghouse then determines the identities of both the customer and the network service provider and generates two billing records to reflect the revenues and network access expenses based on the details contained in the original accounting record. The Clearinghouse then summarizes the records of each network service provider and generates and distributes customer call detail records and invoices. The Clearinghouse software is run internally on servers residing at a secure data center in Redwood City, California, with a fail-over and disaster recovery in a separate location.

      Service Quality Management. Our iPass service quality management, or SQM, software consists of several quality of service monitoring and management elements that we have incorporated into our services. These tools and processes are comprised of the following:

•	Client-Side SQM. Client-side SQM captures detailed status and usage information from connection attempts and uploads this information to a central iPass database when a successful connection is made. SQM records and reports access points from which connections are made, client configuration, error codes, connection speeds, time to authenticate and other information important in diagnosing network health. Our SQM software is deployed on networks worldwide to gather data on local access points and network conditions and allows us to monitor our virtual network from a customer’s point of view.

•	SQM Reporting. Our SQM infrastructure enables our iOQ service and provides information such as detailed access point performance, individual and corporate connection success rates, and other connection data to our customers and to us. With this data, our customer support and development teams can monitor service quality and continue to improve the reliability and performance of our service offering. Through our iOQ service, our customers benefit from this SQM technology because it enables them to diagnose problems their users are experiencing.

•	Phonebook. Based on input from the SQM infrastructure, the phonebook tool within the iPassConnect client places the highest quality access point at the top of the directory in order to enhance the experience for our customers’ end users.

Co-location Facilities

      Our eight transaction centers are located in third-party co-location facilities in California, New York, Georgia, Hong Kong, Australia, the United Kingdom, Germany and Japan. In addition, two out of our eight transactions centers also run the Clearinghouse, our ExpressConnect service and the phonebook distribution servers. We maintain standard contractual agreements with the third parties that host our co-location facilities which generally provide for a term of between one and three years. If our relationship with these providers terminate, we believe that we will be able to secure relationships with alternative providers without any significant disruption to our operations.

Technology Relationships

      We have developed collaborative relationships with several companies focused on the development and marketing of current and emerging complementary technologies. We work with these companies to integrate our client technology with VPN, personal firewall, intrusion detection and anti-virus solutions; test interoperability and demonstrate joint solutions; and co-market and co-sell joint solutions. For example, we are engaged in a collaboration with Intel Corporation to improve ease-of-use and secure connectivity to the Internet with Intel® CentrinoTM mobile technology products. As part of our relationship with Cisco, we participate in the AVVID (Architecture for Voice, Video and Integrated Data) Program and the Cisco Mobile Office On The Road program (solutions for mobile users). There is no compensation involved in these contracts.

Customers

      The following is a representative list of our enterprise customers and channel partner customers:

Enterprise Customers:	Channel Partner Customers:
American Standard BEA Systems Booz Allen Hamilton Cargill Dow Corning Halliburton J.D. Edwards Symantec Texas Instruments	Acclaim Technology Aventail Corporation Central House Technologies European Telecommunications and Technology JENS Corporation Sayers Group Sirocom Limited T-Online

None of our customers accounted for more than 5% of our revenues in 2002 or the first quarter of 2003.

Agreements with Network Service Providers

      We have relationships with over 200 telecommunications carriers, Internet service providers and other network service providers that enable us to offer our services in approximately 150 countries around the world. We pay the network service providers for access to their network access points on a usage basis, in some cases, subject to minimum purchase commitments. Most of these agreements have a term of one year, after which either party can terminate the contract with six months notice. In 2002, two network service providers accounted for approximately 40% of our network access expenses. The three contracts we have entered into with these providers are non-exclusive and contain minimum commitments for the purchase of network access. Their initial terms expire in July 2003, August 2003 and February 2006, but are automatically renewable for successive periods of one or 12 month periods unless terminated by either party. Other than in the approximately 40 countries in which our sole network service provider is Equant, we have contracted with multiple network service providers to provide alternative access points in a given geographic area to enable redundancy of our services. In addition, in these countries, should one of these contracted network service providers no longer be available, we can obtain alternative network access without substantial delay or disruption to our business. We are also able to direct the users to the network of particular service providers to fulfill these minimum purchase commitments.

Sales and Marketing

      We sell our services directly through our sales force and indirectly through our channel partners. Our sales organization is organized into regional account teams, which include sales directors, sales managers, account executives, account managers, inside sales representatives and sales engineers. We maintain sales offices or personnel in a number of cities in the United States and in Australia, the United Kingdom, Hong Kong, Japan, Germany and Singapore. As of April 30, 2003, our sales organization was comprised of 80 individuals in North America, 27 individuals in Asia Pacific, and 23 individuals in Europe. We intend to increase the size of our sales organization and establish additional sales offices as needed.

      Our channel partners include network service providers, systems integrators and value added resellers. A channel partner typically signs a one to two year agreement with us through which we appoint the partner as a nonexclusive reseller for resale of our services. Channel partners are responsible for implementing and managing billing and promotional activities for their customers. Selling through channel partners allows us to offer our services without incurring the cost of maintaining a direct sales force in each target market. Our channel partners typically sell related networking products and bundle our services with their core offerings. Once an enterprise has signed a contract for our services through a channel partner, our post-sales team works with the channel partner to ensure successful implementation of our services. However, the enterprise remains the channel partner’s customer and has no direct relationship with us.

      We focus our marketing efforts on creating awareness for our services and their applications, educating potential customers and generating new sales opportunities. We conduct a variety of marketing programs to educate our target market and enhance brand awareness, including advertising, press relations, telemarketing, direct marketing, seminars and trade shows.

Competition

      We compete primarily with large, facilities-based carriers and non-facilities-based software-enabled network operators. We compete based on geographic coverage, reliability, quality of service, ease of implementation, ease of use and cost. We believe that we compete favorably in terms of geographical coverage, reliability, quality of service, ease of implementation and ease of use.

      Facilities-based carriers against whom we compete, such as AT&T and MCI, generally have substantially greater resources, larger customer bases, longer operating histories, and greater name recognition than we have. Carriers may have the ability to offer a broad range of services and may be willing to reduce the price for remote access that is bundled with their other services. In some cases, potential customers are also suppliers to these carriers, and may be more inclined to purchase enterprise connectivity services from these carriers rather than from us. We believe that we compete favorably against facilities-based carriers when the potential customer is not a supplier to the carrier, and when the customer requires global access rather than access only within a limited geographic region.

      We also compete with other non-facilities-based software-enabled network operators, such as GRIC Communications and Fiberlink. In some cases, our service offerings may not be as attractively priced as those offered by these competitors, which may put us at a competitive disadvantage. Non-facilities-based network operators that provide managed services such as VPNs and firewalls, may also provide, as a package, additional services such as local exchange and long distance services, voicemail and DSL services. Although our channel partners may offer these services in conjunction with our service, we do not offer these additional services directly, which may put us at a competitive disadvantage when competing for potential customers.

Also, we believe we compete favorably against these competitors in terms of the coverage, redundancy, security, quality and ease of use of our service offerings.

      For a discussion of the possible effects that competition could have on our business, see “Risk Factors—We face strong competition in our market, which could make it difficult for us to succeed.”

Research and Development

      We believe that to compete favorably we must continue to invest in research and development of our services. Our research and development efforts are focused on improving and enhancing our existing service offerings as well as developing new proprietary products and services. As of April 30, 2003, we employed 38 engineers and 27 consultants with expertise in software, web, database, Internet security and quality assurance. Our research and development expenses were $4.5 million, $5.4 million, $7.1 million and $2.2 million in 2000, 2001, 2002 and for the three months ended March 31, 2003, respectively.

Intellectual Property

      We rely on a combination of trademark, copyright, trade secret laws and disclosure restrictions to protect our intellectual property rights. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information. iPass®, iOQ® and the iPass logo are our U.S. registered trademarks. iPassConnectTM, ExpressConnectTM, iPassNetTM, RoamServerTM, NetServerTM, and iPass Corporate AccessTM are designations that we use. We have applied for 13 U.S. patents relating to our service. On January 21, 2003, we were issued a U.S. patent for a method and technology relating to our SQM technology. We have also applied for or registered company trademarks in over 50 other countries. If a claim is asserted that we have infringed the intellectual property of a third party, we may be required to seek licenses to that technology. In addition, we license third-party technologies that are incorporated into our services, including our license for encryption granted by RSA Security. Additionally, the steps we have taken to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary rights. Competitors may also independently develop technologies that are substantially equivalent or superior to the technologies we employ in our services. If we fail to protect our proprietary rights adequately, our competitors could offer similar services, potentially significantly harming our competitive position and decreasing our revenues.

Employees

      As of April 30, 2003, we had 290 employees, consisting of 58 in network operations, 40 in research and development, 156 in sales and marketing and 36 in general and administrative. We consider our relationship with our employees to be good.

Legal Proceedings

      We are not a party to any material legal proceeding. We may be subject to various claims and legal actions arising in the ordinary course of business from time to time.

Facilities

      We lease approximately 71,000 square feet of space in our headquarters in Redwood Shores, California under a lease that expires in 2010. We also lease sales and support offices in other parts of the United States and abroad. We believe that our principal facility in Redwood Shores will be adequate for our needs for at least the next several years, and we expect that additional facilities will be available in other jurisdictions to the extent we add new offices.

Trademarks

      iPass®, iOQ® and the iPass logo are our U.S. registered trademarks. iPassConnectTM, ExpressConnectTM, iPassNetTM, RoamServerTM, NetServerTM and iPass Corporate AccessTM are designations that we use. We have also applied for or registered company trademarks in over 50 other countries.

Industry Data

      Industry data, including industry projections, disclosed in this prospectus were obtained from the United States Mobile Worker Population Forecast and Analysis, 2002-2006, prepared by IDC. We have not independently verified any of this data and do not guarantee the accuracy or completeness of this data. In addition, IDC has not provided any guarantees of the accuracy of its data. The IDC report we reference was not commissioned by us, and IDC received no compensation from us for its preparation.

MANAGEMENT

Executive Officers and Directors

      Our executive officers and directors as of April 30, 2003 are:

Name	Age	Position

Kenneth D. Denman	44	Chairman, President and Chief Executive Officer
Donald C. McCauley	51	Vice President and Chief Financial Officer
Bruce K. Posey	51	Vice President, General Counsel and Secretary
Roy D. Albert	44	Vice President of Product Development
Anurag Lal	38	Vice President of Business Development
Bennett Barouch	49	Vice President of Engineering
Sitaraman Ravichandran	40	Vice President of Operations
John P. Thuma	45	Vice President of Worldwide Sales
Jon M. Russo	36	Vice President of Marketing
A. Gary Ames	58	Director
John D. Beletic	51	Director
Peter G. Bodine	40	Director
Arthur C. Patterson	59	Director
Allan R. Spies	54	Director

      Mr. Denman has served as our Chairman since January 2003, as a member of our board of directors since December 2001 and as our President and Chief Executive Officer since October 2001. From January 2000 to March 2001, Mr. Denman served as President and Chief Executive Officer of AuraServ Communications, a managed service provider of broadband voice and data applications that ceased operations in March 2001. From August 1998 to May 2000, Mr. Denman served as Senior Vice President, National Markets Group of MediaOne, Inc., a broadband cable and communications company. From June 1996 to August 1998, Mr. Denman served as Chief Operating Officer, Wireless, at MediaOne International, a broadband and wireless company.

      Mr. McCauley has served as our Vice President and Chief Financial Officer since August 1999. From July 1998 to April 1999, Mr. McCauley served as Senior Vice President and Chief Financial Officer of Presidium, Inc., a national insurance services firm. From April 1999 to July 1999, Mr. McCauley served as Executive Vice President and Chief Financial Officer of Cambridge Integrated Services Group, Inc., a wholly-owned subsidiary of Aon Corporation, a provider of risk management, retail, reinsurance and wholesale brokerage, claims management, special services and human capital consulting services which merged with Presidium in April 1999. From May 1995 to November 1997, Mr. McCauley served as Vice President and Chief Financial Officer of Verity, Inc., a provider of enterprise intranet and Internet knowledge retrieval solutions. Mr. McCauley is a certified public accountant.

      Mr. Posey has served as our Vice President, General Counsel and Secretary since July 2002. From August 2000 to March 2001, Mr. Posey served as General Counsel and Corporate Secretary for AuraServ Communications Inc., a managed service provider of broadband voice and data applications that ceased operations in March 2001. From February 1997 to July 2000, Mr. Posey served as Senior Vice President—Federal Relations and Regulatory Law for US West Communications, a telecommunications company. From September 1994 to February 1997, Mr. Posey served as Vice President, Public Policy and External Affairs for MediaOne, Inc., a broadband cable and communications company.

      Mr. Albert has served as our Vice President of Product Development since August 2002. From September 1999 to July 2002, Mr. Albert served as our Vice President of Development. From March 1999 to September 1999, Mr. Albert served as Vice President of Engineering of General Magic, Inc., a voice-enabled service and technology provider. From September 1998 to March 1999, Mr. Albert served as Senior Director of Engineering of General Magic, Inc. From September 1997 to August 1998, Mr. Albert served as Director of Engineering, Network Services, of General Magic, Inc.

      Mr. Lal has served as our Vice President of Business Development since October 1999. From June 1999 to October 1999, Mr. Lal served as Vice President of Internet & Multimedia Services of BT Worldwide, the international division of British Telecommunications plc., a United Kingdom based telecommunications provider. Prior to his work at BT Worldwide, Mr. Lal served as Director of Custom Network Solutions and then as Vice President of Data and Internet Product Management & Marketing of e.spire Communications, Inc., a communications services provider, from May 1996 to May 1999.

      Mr. Barouch has served as our Vice President of Engineering since July 2002. From July 2000 to June 2002, Mr. Barouch served as Vice President of Engineering of Comergent, a provider of Internet-based enterprise software for ecommerce. From October 1997 to May 2000, Mr. Barouch was employed by General Magic, Inc., where he served in various capacities, including Vice President of Engineering of the Internet division from September 1999 to May 2000.

      Mr. Ravichandran has served as our Vice President of Operations since July 2002. From June 2001 to July 2002, Mr. Ravichandran served as a Director of Production Services of VeriSign Corporation, a provider of online security software. From September 1999 to June 2001, Mr. Ravichandran served as a Director of eBusiness of VERITAS Software Corporation, a storage software provider. From November 1995 to September 1999, Mr. Ravichandran served in various positions as manager, program manager and senior manager of Hewlett Packard Corporation, a multinational provider of products, technologies, solutions and services to consumers and business.

      Mr. Thuma has served as our Vice President of Worldwide Sales since February 2003 and of North American Sales since July 2000. From May 1999 to July 2000, Mr. Thuma served as a Regional Vice President of UUNET, Inc., a provider of Internet communication solutions. From May 1996 to April 1999, Mr. Thuma served as a sales director of Compuserve Network Services, an Internet access service provider.

      Mr. Russo has served as our Vice President of Marketing since December 2001. From October 1996 to February 1998, Mr. Russo served as Vice President of Marketing of GlobalCenter, Inc., a web hosting company. From February 1998 to October 1999, Mr. Russo served as Vice President of Data and Internet Marketing of Frontier Communications, a telecommunications company that acquired GlobalCenter in February 1998. From October 1999 to October 2000, Mr. Russo served as Vice President of Data and Internet Marketing of Global Crossing Ltd., a fiber optics network company that acquired Frontier Communications in October 1999. From October 2000 to October 2001, Mr. Russo served as a consultant to Global Crossing.

      Mr. Ames has served as a member of our board of directors since July 2002. From July 1995 until his retirement in June 2000, Mr. Ames served as President and Chief Executive Officer of MediaOne International. Mr. Ames serves on the boards of: Albertsons Inc., a food and drug retailer; Tektronix, Inc., an electronic testing and measurement company; Pac-West Telecomm, Inc., a telecommunications company; and AT&T Latin America Corp, a telecommunications company.

      Mr. Beletic has served as a member of our board of directors since November 1999. Since July 2002, Mr. Beletic has served as Executive Chairman of Oculan Corporation, a network monitoring and intrusion detection company, and since July 2002 as a venture partner with Oak Investment Partners, a venture capital firm. In addition, Mr. Beletic serves on the board of Tessco Technologies, a wireless technology provider, Triton PCS Holdings, Inc. a digital wireless technology carrier and Aventail, Inc., a virtual private network service and appliance provider. From August 1994 until December 2001, Mr. Beletic served as Chairman of the Board and Chief Executive Officer of WebLink Wireless, Inc., a communications service company. Mr. Beletic was the Chief Executive Officer and Chairman of the Board of WebLink when that company filed for voluntary bankruptcy protection in May 2001. In 2001, a state lawsuit was filed against WebLink and Mr. Beletic alleging that WebLink and Mr. Beletic made materially misleading statements and omitted to disclose certain material facts regarding WebLink, including the availability of sufficient funding for the operations of WebLink. This lawsuit is ongoing, and there has not been a final determination as to the merits of this case.

      Mr. Bodine has served as a member of our board of directors since November 1998. Mr. Bodine has served as a General Partner of APV Technology Partners, a venture capital firm, since 1994 and Executive Vice President of Asia Pacific Ventures, a venture capital firm since December 1992. Mr. Bodine also serves on the board of STSN, a broadband service provider.

      Mr. Patterson has served as a member of our board of directors since December 1996. Mr. Patterson is a general partner of Accel Partners, a venture capital firm that he founded in 1983. Mr. Patterson also serves as a director of Portal Software, Inc., a customer management and billing software company, and Actuate Corporation, an enterprise reporting software company.

      Mr. Spies has served as a member of our board of directors since December 2002. From April 1997 until his retirement in June 2000, Mr. Spies served as Executive Vice President and Chief Financial Officer of US West Communications, a telecommunications company that was acquired by Qwest Communications International Inc. in June 2000. Mr. Spies also serves on the board of InfoNow Corporation, a provider of enterprise channel management software.

      Each officer is elected by our board of directors and serves at the board’s discretion. We may appoint additional members to our board of directors subsequent to this offering.

Board Composition

      Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and seven directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors have been divided among the three classes as follows:

•	the Class I directors will be Messrs. Bodine and Patterson, and their terms will expire at the annual meeting of stockholders to be held in 2004;

•	the Class II directors will be Messrs. Beletic and Ames, and their terms will expire at the annual meeting of stockholders to be held in 2005; and

•	the Class III directors will be Messrs. Denman and Spies, and their terms will expire at the annual meeting of stockholders to be held in 2006.

      Our restated certificate of incorporation provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

      The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Committees

      As of the closing of this offering, our board will have an audit committee and a compensation committee, each of which will have the composition and responsibilities described below.

     Audit Committee

      Our audit committee oversees our corporate accounting and financial reporting process. Our audit committee evaluates the independent auditors qualifications, independence and performance; determines the engagement of the independent auditors; approves the retention of the independent auditors to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent auditors on the iPass engagement team as required by law; reviews our financial statements; reviews our critical accounting policies and estimates; and discusses with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements. The current members of our audit committee are Messrs. Spies, Ames and Patterson, each of whom is a non-management member of our board of directors. Mr. Spies is our audit committee financial expert (as is currently defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002). We believe that the composition of our audit committee meets the requirements for independence under the current requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We believe that the functioning of our audit committee complies with the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to iPass.

     Compensation Committee

      Our compensation committee reviews and recommends policy relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers, evaluating the performance of these officers in light of those goals and objectives, and setting compensation of these officers based on such evaluations. The compensation committee also will administer the issuance of stock options and other awards under our stock plans. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter. George Tronsrue and Seth Neiman, former members of our board of directors, served as members of our compensation committee in 2002. The current members of our compensation committee members are Messrs. Beletic, Bodine and Patterson. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, the applicable requirements of the Sarbanes-Oxley Act of 2002, the Nasdaq National Market and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to iPass.

Director Compensation

      The members of our board of directors who are not employees of iPass are reimbursed for travel, lodging and other reasonable expenses incurred in attending board or committee meetings. In addition, our non-employee directors receive $750 for each committee meeting he or she attends. Members of our board of directors do not receive cash compensation for attending board meetings. In 1999, Mr. Beletic received an option to purchase 120,000 shares of our common stock at an exercise price of $2.00 per share as compensation for his attendance at our board and committee meetings. In 2002, Mr. Ames received an option to purchase 120,000 shares of our common stock at an exercise price of $.85 per share as compensation for his attendance at our board of directors and committee meetings. In 2003, Mr. Spies received an option to purchase 120,000 shares of our common stock at an exercise price of $2.00 per share as compensation for his attendance at our board and committee meetings. In addition, Messrs. Patterson and Bodine each received in 2003 an option to purchase 120,000 shares, and Mr. Beletic received an option to purchase 95,000 shares, of our common stock at an exercise price of $2.10 per share as compensation for their attendance at our board and committee meetings. Under our 2003 Non-Employee Directors Plan, any new non-employee director upon joining our board will receive an option to purchase 120,000 shares of our common stock and each non-employee director will receive an annual option grant to purchase 30,000 shares of our common stock thereafter. See the “Employee Benefits Plans— 2003 Non-Employee Directors Plan” section for a further description of our 2003 Non-Employee Directors Plan.

Compensation Committee Interlocks and Insider Participation

      As noted above, the compensation committee of the board consists of Messrs. Beletic, Bodine and Patterson. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on our board or compensation committee.

Executive Compensation

      The following table provides information for 2002 regarding the compensation awarded or paid to, or earned by, our chief executive officer and each of our four other most highly compensated executive officers. We refer to these individuals elsewhere in this prospectus as “named executive officers.”

Summary Compensation Table

			Long-Term
			Compensation
			Awards

	Annual Compensation		Securities
			Underlying	All Other
Name and Principal Position	Salary	Bonus	Options	Compensation

Kenneth D. Denman,	$250,000	$100,000	—	$89,153	(1)
Chairman, President and Chief Executive Officer
John P. Thuma,	250,000	98,625	—	300	(2)
Vice President of Worldwide Sales
Anurag Lal,	200,000	79,800	—	270	(2)
Vice President of Business Development
Donald C. McCauley,	200,000	75,000	—	690	(2)
Vice President and Chief Financial Officer
Roy D. Albert,	180,000	93,408	—	300	(2)
Vice President of Product Development

(1)	Of this amount, $64,186 is for the payment of commuting and living expenses, $24,679 is for a tax gross-up adjustment for the commuting and living expenses, and $288 is for life insurance premiums paid by us, all of which payments are not part of Mr. Denman’s salary or bonus.

(2)	This amount is for life insurance premiums paid by us.

Option Grants and Stock Appreciation Rights in 2002

      We did not grant stock options or stock appreciation rights, or SARs, to any of our named executive officers during 2002.

Aggregated Option Exercises in 2002 and Year-End Option Values

      The following table provides information concerning options exercised during 2002, and unexercised options held as of December 31, 2002, by each of our named executive officers:

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money
	Shares		Options at Fiscal Year-End		Options at Fiscal Year-End
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable(1)	Exercisable	Unexercisable(1)

Kenneth D. Denman	2,675,300	$	—	—	$	$
John P. Thuma	300,000		360,000	—
Anurag Lal	—		375,000	—
Donald C. McCauley	—		175,000	—
Roy D. Albert	—		290,000	—

(1)	These options may be exercised under our early exercise program. If exercised, they will be subject to repurchase by us at the exercise price. The repurchase right lapses over a period of four years from the date of grant.

     Amounts presented under the captions “Value Realized” and “Value of Unexercised In-the-Money Options at Fiscal Year-End” are based on an assumed initial public offering price of $     per share minus the exercise price, multiplied by the number of shares subject to the option, without taking into account any taxes that may be payable in connection with the transaction. Our 1997 and 1999 Stock Option Plans and 2003 Equity Incentive Plan allow for the early exercise of options granted. All options exercised early are subject to repurchase by us at the original exercise price or, for some options, at the lower of the original purchase price or fair market value at the time of repurchase. The repurchase right lapses over time.

Employment Agreements

Kenneth D. Denman Employment Agreement

      Mr. Denman, our Chairman, President and Chief Executive Officer, accepted employment with us as President and Chief Executive Officer pursuant to the terms of an offer letter dated November 13, 2001. The offer letter provides that Mr. Denman is an at will employee, which means we can terminate his employment at any time, with or without cause. This offer letter provides for an annual salary of $250,000, an annual bonus of up to $100,000 based upon the successful completion of specified performance objectives, and a stock option to purchase 2,675,300 shares of our common stock, as well as other customary benefits and terms. In addition, if we experience a change in control and Mr. Denman’s employment is terminated without cause, or if he terminates his employment for good reason, up to 18 months after the change in control, then all of the unvested stock held by Mr. Denman automatically accelerates from the date of such termination. If we terminate Mr. Denman’s employment without cause and if he signs a general release of all claims against us, then Mr. Denman will receive continued payment of his then base salary for a period of six months after the termination date, up to one half of his annual target bonus of $100,000, and an additional six months of vesting of shares acquired on exercise of his option. In addition, during the first year of Mr. Denman’s employment with us we reimbursed him for relocation expenses, plus a tax gross up, under the terms of the agreement.

Executive Officer Employment Agreements

      Each of our other named executive officers, has signed offer letters. These offer letters provide that the officer is an at-will employee. These offer letters provide for salary, an annual bonus paid quarterly based upon the successful completion of specified performance objectives and stock options, as well as other customary benefits and terms. In addition, if we experience a change in control, and the officer’s employment is terminated without cause, or if the officer terminates his employment for good reason, during the 12 month period following the change in control, then all of the unvested stock options held by that officer automatically accelerate by 24 months from the date of the change in control. Information for 2002 regarding the compensation earned by our named executive officers is described in the “Executive Compensation—Summary Compensation Table” above.

Employee Benefit Plans

2003 Equity Incentive Plan

      Our board of directors adopted, and the stockholders approved, our 2003 Equity Incentive Plan in January 2003 and March 2003, respectively. The 2003 plan will become effective on the effective date of the registration statement of which this prospectus is part. At that time, no further option grants will be made under the Interim 1999 Stock Option Plan or 1999 Stock Option Plan. Unless earlier terminated by the Board, the 2003 plan will terminate on January 14, 2023 in accordance with its terms.

      Share Reserve. A total of 7,500,000 shares of our common stock has been reserved for issuance under the 2003 plan. In addition, shares subject to stock awards granted under the 1999 Stock Option Plan that expire or otherwise terminate without being exercised will be available for issuance under the 2003 plan. On each January 1, for a period of 20 years beginning January 1, 2004, the share reserve will increase by the lesser of the following:

•	5% of our then outstanding common stock; or

•	a lesser amount as determined by our board of directors.

      When a stock award expires or is terminated before it is exercised or shares are not issued or are withheld upon the exercise of a stock award, the shares not acquired, not issued or withheld pursuant to the stock awards shall again become available for issuance under the 2003 plan.

          Eligibility and Terms of Awards. The 2003 plan permits the grant of options, restricted stock awards, stock appreciation rights, phantom stock and other awards based in whole or in part by reference to our common stock to employees, directors, officers and consultants. Options will be nonstatutory stock options, or NSOs, that do not qualify as incentive stock options within the meaning of Section 422 of the Internal

Revenue Code of 1986, as amended. In addition, the 2003 plan permits the grant of stock bonuses and rights to purchase restricted stock. In general, our board of directors or committee that has been delegated the authority to administer the 2003 plan determines the terms and conditions applicable to each stock award made under the 2003 plan, including the exercise or purchase price, the vesting schedule and the ability to exercise a stock award prior to vesting and the provisions related to the impact of a termination of employment or service on outstanding stock awards.

                Effect of a Change in Control. Upon a change in control as defined in the 2003 plan, all outstanding stock awards under the 2003 plan either will be assumed, continued or substituted for by any surviving entity. If the surviving entity determines not to assume, continue or substitute for these awards, the vesting provisions of such stock awards will be accelerated and the stock awards will terminate upon the change in control if not previously exercised.

                Additional Provisions. Our board of directors has the authority to amend outstanding awards, except that no amendment may adversely affect an award without the recipient’s written consent. Our board of directors has the power to amend that 2003 plan. However, some amendments also require stockholder approval. Additionally, under the 2003 plan, our board has the authority to accelerate vesting of outstanding stock awards.

     2003 Non-Employee Directors Plan

      Our board adopted, and our stockholders approved, our 2003 non-employee directors plan in January 2003 and March 2003, respectively. The 2003 non-employee directors plan will become effective on the effective date of the registration statement of which this prospectus is part.

                Share Reserve. A total of 750,000 shares of our common stock has been reserved for issuance under the 2003 non-employee directors plan. On each January 1, for a period of 10 years beginning January 1, 2004, the share reserve will increase by the lesser of the following:

•	250,000 shares of our common stock; or

•	a lesser amount as determined by our board of directors.

      When a stock award expires or is terminated before it is exercised, the shares not acquired pursuant to the stock awards shall again become available for issuance under the 2003 non-employee directors plan.

                Eligibility. The 2003 non-employee directors plan provides for the automatic, non-discretionary grant of NSOs to non-employee directors. In general, the term of the stock options granted under the 2003 non-employee directors plan may not exceed 10 years. The exercise price for NSOs cannot be less than 100% of the fair market value of the common stock on the date of grant.

                Effect of a Change in Control. Upon a change in control as defined in the 2003 non-employee directors plan, all outstanding stock awards under the 2003 non-employee directors plan will be deemed fully vested and exercisable.

      In the event that the acceleration of the vesting of a stock option granted to a non-employee director in connection with a change in control results in the imposition of the “golden parachute” excise tax under the federal tax laws, then the “golden parachute” payment will be reduced to the extent necessary to avoid the imposition of the excise tax, but only if the reduction in vesting acceleration would result in a greater total payment of the non-employee director taking into account all applicable taxes, including the excise tax.

                Additional Provisions. Our board of directors may amend or terminate the 2003 non-employee directors’ plan at any time. However, some amendments will require stockholder approval and no amendment or termination may adversely affect a non-employee director’s outstanding options without the non-employee director’s written consent.

                Non-Employee Director Stock Option Grants. The 2003 non-employee directors plan provides for automatic stock option grants to non-employee directors on our board. After this offering, each person who is not our employee who is first elected or appointed to the board of directors will be granted an initial grant on the date of his or her election or appointment to purchase 120,000 shares of our common stock at the fair market value of the common stock on that grant date.

      After the offering, each person who is a non-employee director on the day after each of our annual stockholders meetings, will on that date, be granted an annual stock option grant to purchase 30,000 shares of our common stock at the fair market value of our common stock on that grant date. Individuals who have not served on our board for the entire period preceding the annual stockholders meeting shall be reduced, pro-rata, for each month the person did not serve on our board prior to the stockholders meeting. Initial grants shall vest monthly in equal amounts over 48 months. Annual grants shall vest monthly in equal amounts over twelve months beginning on the third anniversary of the grant date.

      The non-employee director stock options will have a maximum term of 10 years and generally must be exercised prior to the earliest of 18 months following the death of the recipient non-employee director, 12 months from the termination of service on our board by the non-employee director due to a disability, three months from the termination of service of the recipient non-employee director for any other reason, or the expiration of the original term of the stock options.

          2003 Employee Stock Purchase Plan

      Our board of directors adopted, and the stockholders approved, the 2003 Employee Stock Purchase Plan in January 2003 and March 2003, respectively.

          Share Reserve. A total of 2,000,000 shares of common stock are authorized for issuance under the purchase plan. On each January 1, for a period of 10 years beginning with January 1, 2004, the share reserve will increase by the least of the following:

•	1% of our then outstanding common stock;

•	750,000 shares of our common stock; or

•	a lesser amount as determined by the board of directors.

      The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under the purchase plan, eligible employees will be able to purchase common stock at a discount price in periodic offerings. The purchase plan will commence on the effective date of the registration statement of which this prospectus is part.

          Eligibility. All employees are eligible to participate in the purchase plan while they are employed by us, or a subsidiary designated by our board of directors, for at least 20 hours per week and are customarily employed by us, or a subsidiary designated by our board of directors, for at least five months per calendar year. Any employee who is a 5% stockholder is not eligible to participate in the purchase plan.

      Under the purchase plan, offerings may last not more than 27 months. The first offering will begin on the effective date of this offering and last approximately 12 months, with purchases occurring every six months. Subsequent offerings will be 12 months in duration, with purchases every six months.

      Under the purchase plan, employees who participate in an offering may have up to 15% of their earnings for the period of that offering withheld. The amount withheld is used on each purchase date of the offering period to purchase shares of common stock. The price paid for common stock on the purchase dates will equal the lower of 85% of the fair market value of the common stock on the first day of the offering period or 85% of the fair market value of the common stock on the purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

      Effect of a Change in Control. Upon a change in control, as defined in the purchase plan, each right to purchase common stock may be assumed or an equivalent right may be substituted by the successor entity. If the surviving entity does not assume the purchase rights or substitute equivalent rights, then all sums collected by payroll deductions will be applied to purchase stock within 15 days prior to the effective date of the change in control transaction.

      Other Provisions. Our board has the authority to amend or terminate the purchase plan. However, no amendment or termination of the purchase plan or outstanding offering may adversely affect any outstanding rights to purchase common stock other than an amendment or termination as a result of an accounting treatment for the purchase plan that is detrimental to our best interests. Amendments generally will be submitted for stockholder approval only to the extent required by law or applicable exchange rules.

          Interim 1999 Stock Option Plan

      On June 30, 1999, our board of directors adopted the Interim 1999 Stock Option Plan and on July 22, 1999, our shareholders approved the interim 1999 plan. Upon the effective date of this offering, no further option grants will be made under the interim 1999 plan.

      Share Reserve. As of April 30, 2003, options to purchase a total of 2,269,323 shares of our common stock were held by all participants under the interim 1999 plan, and no options to purchase shares remained available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full become available again for grant under the interim 1999 plan.

      Eligibility. The interim 1999 plan permits the grant of options to employees, directors and consultants. Options may be either incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options, or NSOs. In general, the term of the stock options granted under the interim 1999 plan may not exceed 10 years.

      Effect of a Change in Control. Upon a change in control as defined in the interim 1999 plan, all outstanding options under the interim 1999 plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such options, the vesting of the stock options granted to employees then performing services for us who have provided less than 12 months of service will be accelerated 12 months less the period of service, and such vested stock options will be terminated upon the change in control if not previously exercised.

      Additional Provisions. Under the interim 1999 plan, our board has the authority to determine the terms of the stock awards, including the vesting schedule, subject to the terms of the interim 1999 plan. Our board of directors has the authority to amend outstanding awards, except that no amendment may adversely affect an award without the recipient’s written consent. Our board of directors has the power to amend the interim 1999 plan. However, some amendments also require stockholder approval.

          1999 Stock Option Plan

      On June 30, 1999, our board adopted, and our shareholders approved, the 1999 Stock Option Plan. The 1999 plan was amended in December 1999, March 2000, July 2000 and December 2001. Upon the effective date of this offering, no further option grants will be made under the 1999 plan.

      Share Reserve. An aggregate of 13,000,000 shares of common stock currently are authorized for issuance under the 1999 plan. As of April 30, 2003, options to purchase a total of 7,558,099 shares of our common stock were held by participants under the 1999 plan, and options to purchase 747,542 shares remained available for grant. Upon consummation of this offering, no further grants may be awarded under the 1999 plan.

      Eligibility. The 1999 plan permits the grant of options to employees, directors and consultants. Options may be either ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or NSOs. In general, the term of the stock options granted under the 1999 plan may not exceed 10 years.

      Effect of a Change in Control. Upon a change in control as defined in the 1999 plan, all outstanding options under the 1999 plan either will be assumed, or replaced by any surviving entity. If the surviving entity determines not to assume, or substitute for such awards, the vesting provisions of such stock options will be accelerated and such stock options will be terminated upon the change in control if not previously exercised.

      Additional Provisions. Under the 1999 plan, our board has the authority to determine the terms of the stock awards, including the vesting schedule, subject to the terms of the 1999 plan. Our board of directors has the authority to amend outstanding awards, except that no amendment may adversely affect an award without the recipient’s written consent. Our board has the power to amend the 1999 plan. However, certain amendments also require stockholder approval. Additionally, under the 1999 plan, our board of directors has the authority to accelerate the vesting of outstanding stock options.

          1997 Stock Option Plan

      In February 1997, our board of directors adopted the 1997 Stock Option Plan, and, in March 1997, our stockholders approved the 1997 plan. The 1997 plan was amended in December 1999. Upon the effective date of this offering, no further option grants will be made under the 1997 plan.

      Share Reserve. An aggregate of 6,757,997 shares of common stock currently are authorized for issuance under the 1997 plan. As of April 30, 2003, options to purchase a total of 102,189 shares of our common stock were held by participants under the 1997 plan, and no options to purchase shares remained available for grant. Shares subject to stock options that have expired or otherwise terminated without having been exercised in full become available again for grant under the 1997 plan. Shares issued under the 1997 plan may be previously unissued shares or reacquired shares.

          Eligibility. The 1997 plan permits the grant of options to employees, directors and consultants. Options may be either ISOs, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or NSOs. In general, the term of the stock options granted under the 1997 plan may not exceed 10 years.

          Effect of a Change in Control. Upon a change in control as defined in the 1997 plan, all outstanding options under the 1997 plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting of the stock options for employees, directors or consultants then performing services for us who have provided less than twelve months of service will be accelerated by the amount equal to one twelfth of the number of shares that would have vested at the end of the first year of service multiplied by the number of months of service, and will be terminated upon the change in control if not previously exercised.

          Additional Provisions. Under the 1997 plan, our board of directors has the authority to determine the terms of the stock awards, including the vesting schedule, subject to the terms of the 1997 plan. Our board of directors has the authority to amend outstanding awards, except that no amendment may adversely affect an award without the recipient’s written consent. Our board of directors has the power to amend the 1997 plan. However, some amendments also require stockholder approval.

          Restricted Stock Purchase

      In October 1999, our board approved a compensatory restricted stock grant of 110,334 shares of common stock to Mr. Lal. These shares were subject to repurchase by us at the original purchase price. The repurchase right lapses 25% after the first year of service, and ratably for an additional 36 months. As of December 31, 2002, 22,987 of these shares remained subject to repurchase by us. If there is a change in control of iPass, and Mr. Lal’s employment is terminated without cause, or if Mr. Lal terminates his employment for good reason upon or within 12 months after the change in control, then all remaining shares shall be immediately released from the repurchase option.

          401(k) Plan

      We sponsor a 401(k) plan that is a defined contribution plan intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate. Participants may make pre-tax contributions to the 401(k) plan of up to 20% of their eligible earnings, subject to a statutorily prescribed annual limit ($11,000 in 2002). Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the 401(k) plan’s trustee.

      Each participant’s contributions, and the corresponding investment earnings, are generally not taxable until withdrawn. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Limitation of Liability and Indemnification

      Our restated certificate of incorporation contains provisions limiting the liability of directors. Our restated certificate of incorporation provides that a director will not be personally liable to us or to our stockholders for monetary damages for any breach of fiduciary duty as a director, but will continue to be subject to liability for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

      If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief remain available under Delaware law. Our restated certificate of incorporation does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

      In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law, including the non-exclusivity provisions of Delaware law, and our bylaws, subject to limited exceptions. These agreements, among other things, provide for indemnification of our directors and executive officers for fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by us, arising out of that person’s services as our director or officer or that person’s services provided to any other company or enterprise at our request. We believe that these bylaw provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also intend to maintain liability insurance for our officers and directors.

      The limitation of liability and indemnification provisions in our restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Stock Sales

      From January 1, 2000 to February 5, 2002, the following executive officers, directors and holders of more than 5% of our voting securities purchased securities in the amounts as of the dates set forth below.

		Series F	Price Per	Date of
	Common Stock	Preferred	Share	Purchase

Directors and Executive Officers
Kenneth D. Denman	2,675,300	—	$.50	02/05/02
John P. Thuma	300,000	—	.50	02/05/02

5% Stockholders
Cisco Systems, Inc.	—	3,424,658	5.84	(1)
Crosspoint Venture Partners	—	2,551,370	5.84	08/08/00
Accel Partners	—	813,357	5.84	(2)

(1)	Cisco Systems, Inc. purchased 2,482,877 shares on November 2, 2000 and 941,781 shares on December 12, 2000.

(2)	Accel V L.P. purchased 646,836 shares on August 8, 2000, 95,992 shares on August 22, 2000, and 70,529 shares on November 2, 2000.

     iPass sold the Series F Preferred Stock to these stockholders pursuant to a preferred stock purchase agreement and an investors’ rights agreement on substantially the same terms as the other investors of Series F Preferred Stock, which included registration rights, information rights and a right of first refusal, among other provisions standard in venture capital financings. The information rights and right of first refusal terminate upon the closing of this offering.

      Pursuant to the investors’ rights agreement, we granted registration rights with respect to shares held by Messrs. Beletic, Bodine and Patterson, each of whom is on our board of directors, and shares held by Cisco Systems, Inc., Crosspoint Venture Partners and its related entities and Accel Partners and its related entities, each of which are holders of more than 5% of our common stock. Mr. Patterson, a member of our board of directors, is a General Partner of Accel Partners. See “Description of Capital Stock—Registration Rights.”

Director and Officer Indemnification

      Our restated certificate of incorporation contains provisions limiting the liability of directors. In addition, we have entered into agreements to indemnify our directors and executive officers to the fullest extent permitted under Delaware law. See “Management — Limitation of Liability and Indemnification.”

Loans to Officers

      We received full recourse promissory notes in exchange for loans used to exercise stock options from the following officers:

Officer	Date	Principal Amount

Kenneth D. Denman	February 5, 2002	$1,235,175
Kenneth D. Denman	February 5, 2002	99,800
John P. Thuma	February 5, 2002	99,800
John P. Thuma	February 5, 2002	49,900
Anurag Lal	December 1, 2001	187,885
Anurag Lal	December 1, 2001	113,524
Donald C. McCauley	December 1, 2001	459,371
Roy D. Albert	December 1, 2001	229,651

      Each of the notes has an interest rate of 7.0%, with the outstanding principal and interest due one year from the offering. Under applicable law, we cannot extend the term or otherwise modify these notes.

Other Transactions with Stockholders

      In April 2001, we entered into an Agreement with Cisco pursuant to which we became a participant in Cisco’s AVVID Partner Program. AVVID is focused on demonstrating interoperability with the Cisco security products. Under the terms of this agreement, we have agreed to cooperate with Cisco in marketing certain products and services. However, there is no compensation involved in this contract.

      In April 2002, we entered into a Marketing and Interoperability Agreement with Cisco. Under the terms of this agreement, Cisco agreed to promote iPass as a Cisco Mobile Office Program participant, and we agreed to promote Cisco as our preferred partner for global broadband roaming solutions as well as to promote Cisco’s Building Broadband Service Manager. The term of this agreement expired in April 2003.

      Separate from the above agreements, Cisco is one of our indirect customers through our channel partner, Equant. In 2002, we billed approximately $963,000 to Equant, relating to our services purchased by Cisco from Equant.

      All future transactions between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested directors in these transactions.

PRINCIPAL STOCKHOLDERS

      The following table sets forth, as of April 30, 2003, information regarding beneficial ownership of our capital stock by the following:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than five percent of any class of our voting securities;

•	each of our directors;

•	each of the named executive officers; and

•	all directors and executive officers as a group.

      Beneficial ownership is determined in accordance with the rules of the SEC, based on voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person are deemed to be outstanding if the options are exercisable within 60 days of the date of this table. The shares subject to options are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 51,535,842 shares of common stock outstanding on April 30, 2003 and                     shares of common stock to be outstanding following completion of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o iPass Inc., 3800 Bridge Parkway, Redwood Shores, California.

		Beneficially Owned

	Shares That May Be
	Acquired or We		Percent
	May Repurchase
Name and Address	within 60 Days of		Before	After
of Beneficial Owner	April 30, 2003(1)	Shares	Offering	Offering

Kenneth D. Denman	1,616,328	2,675,300	5.2%	%
John P. Thuma	278,751	660,000	1.3
Anurag Lal	180,378	552,000	1.1
Donald C. McCauley	111,980	575,000	1.1
Roy D. Albert	126,876	425,000	*
Crosspoint Venture Partners(2)	—	11,284,700	21.9
Arthur C. Patterson(3)	107,500	8,225,979	16.0
Accel Partners(4)	—	8,105,979	15.7
Sea Change Investments, Inc.(5)	—	3,555,000	6.9
Cisco Systems, Inc.(6)	—	3,424,658	6.6
Peter G. Bodine(7)	107,500	3,490,902	6.8
APV Technology Partners(8)	—	3,370,902	6.5
A. Gary Ames	95,000	120,000	*
John D. Beletic(9)	107,500	215,000	*
Allan R. Spies	107,500	120,000	*
All directors and executive officers as a group (14 persons)	3,476,918	18,009,181	34.9%	%

(footnotes on next page)

*	Less than one percent (1%).

(1)	These shares consist of (1) shares purchased and subject to vesting where the unvested portion of the shares of common stock is subject to a right of repurchase, generally at the original option price, in the event the holder ceases to provide services to us and our affiliates and (2) shares that may be acquired upon exercise of stock options.

(2)	Crosspoint Venture Partners beneficially owns all 11,284,700 shares, of which Crosspoint Venture Partners 1996 owns 6,530,532 shares, Crosspoint Venture Partners LS 1997 Fund owns 2,202,798 shares and Crosspoint Venture Partners LS 2000 L.P. owns 2,551,370 shares. Seth Neiman, a former director of iPass, is a manager of Crosspoint Venture Partners, and has voting and investment control over such shares. The address for Crosspoint Venture Partners is The Pioneer Hotel Building, 2925 Woodside Rd., Woodside, CA 94062.

(3)	Mr. Patterson is a General Partner of Accel Partners. Accel Partners owns 8,105,979 shares, of which Accel V L.P. owns 6,691,210 shares, Accel Internet/ Strategic Technology Fund L.P. owns 787,603 shares, Accel Investors ’96 L.P. owns 350,044 shares, Accel Keiretsu V L.P. owns 116,683 shares, and Ellmore C. Patterson Partners own 160,439 shares. Accel V Associates L.L.C. is the General Partner of Accel V L.P. and has the sole voting and investment power. Arthur C. Patterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, Eugene D. Hill, Homestake Partnership L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel V Associates L.P. and share such power. Accel Internet/ Strategic Technology Fund Associates L.L.C. is the General Partner of Accel Internet/ Strategic Technology Fund L.P. and has the sole voting and investment power. Mr. Patterson, ACP Family Partnership L.P., James R. Swartz, James W. Breyer, Eugene D. Hill, Homestake Partners L.P., Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel Internet/ Strategic Technology Fund L.P. and share such powers. Accel Keiretsu V Associates L.L.C. is the General Partner of Accel Keiretsu V L.P. and has the sole voting and investment power. Mr. Patterson, James R. Swartz, James W. Breyer, Eugene D. Hill, Luke B. Evnin, J. Peter Wagner, and G. Carter Sednaoui are the Managing Members of Accel Keiretsu V Associates L.L.C. and share such powers. Mr. Patterson, James R. Swartz, James W. Breyer, Luke B. Evnin, Eugene D. Hill, J. Peter Wagner, and G. Carter Sednaoui are the General Partners of Accel Investors ’96 L.P. and share the voting and investment powers. Mr. Patterson is the sole General Partner of Ellmore C. Patterson Partners, and has sole voting and investment power. Mr. Patterson disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. Patterson is c/o Accel Partners.

(4)	See footnote (3). The address for Accel Partners is 428 University Ave., Palo Alto, CA 94301.

(5)	The address of Sea Change Investments, Inc. is 3100 Steeles Avenue West, Suite 205, Concord, Ontario, Canada, L4K 3R1. John S. Alsop is a director of Sea Change Investments, Inc. and shares in the voting control over such shares.

(6)	The address of Cisco Systems, Inc. is 170 West Tasman Drive, San Jose, CA 95134.

(7)	Mr. Bodine is a Managing Member of APV Technology Partners. APV Technology Partners beneficially owns all 3,370,902 shares, of which APV Technology Partners, L.P. owns 948,372 shares, APV Technology Partners II, L.P. owns 2,128,401 shares, APV Technology Partners U.S., L.P. owns 237,096 shares, and WPS, L.L.C. owns 57,033 shares. Mr. Bodine has shared voting and investment powers over these shares. Mr. Bodine disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The address for Mr. Bodine is c/o APV Technology Partners.

(8)	See footnote (7). The address for APV Technology Partners is 2370 Watson Court, Suite 200, Palo Alto, CA 94303.

(9)	Includes 85,000 shares held in the name of John and Anne Partnership, Ltd.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering and the filing of our restated certificate of incorporation immediately following the closing of this offering, our authorized capital stock will consist of 250,000,000 shares of common stock, $.001 par value, and 25,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and bylaws, which are exhibits to the registration statement of which this prospectus forms a part.

Common Stock

      As of April 30, 2003, 51,535,842 shares of our common stock were outstanding and held of record by 273 stockholders. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur upon the closing of this offering. In addition, as of April 30, 2003, 7,660,288 shares of our common stock were subject to outstanding options and 618,188 shares of our common stock were subject to outstanding warrants. Upon completion of this offering,            shares of our common stock will be outstanding, assuming no exercise of outstanding stock options or warrants or the underwriters’ over-allotment option.

      Each share of our common stock entitles its holder to one vote on all matters to be voted upon by our stockholders. Subject to preferences that may apply to any of our outstanding preferred stock, holders of our common stock will receive ratably any dividends our board of directors declares out of funds legally available for that purpose. If we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of any of our outstanding preferred stock. Our common stock has no preemptive rights, conversion rights, or other subscription rights or redemption or sinking fund provisions. The shares of our common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      After the filing of our restated certificate of incorporation, our board of directors will have the authority, without further action by our stockholders, to issue up to 25,000,000 shares of our preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges, and restrictions of our preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of our preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. Even the ability to issue preferred stock could delay or impede a change in control. After the completion of this offering, no shares of our preferred stock will be outstanding, and we currently have no plan to issue any shares of our preferred stock.

Warrants

      As of April 30, 2003, warrants to purchase a total of 618,188 shares of our common stock were outstanding with exercise prices ranging from $1.44 to $5.84 per share and a weighted average exercise price of $4.15 per share. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations and reclassifications and consolidations.

Registration Rights

      On the date 180 days after the completion of this offering, the holders of 41,627,990 shares of our common stock or their transferees will be entitled to register these shares under the Securities Act, subject to limitations and restrictions. If, after that date, we propose to register any of our securities under the Securities Act, either for our own account or for the account of other securities holders, the holders of these shares will be entitled to notice of the registration and will be entitled to include, at our expense, their shares of our common stock in the registration. In addition, if after that date, the holders of these shares may require us, at our expense and on not more than two occasions, to file a registration statement under the Securities Act covering their shares of our common stock, and we will be required to use our best efforts to have the registration statement declared effective. Further, the holders may require us, at our expense for the first three of these registrations, to register their shares of our common stock on Form S-3 when registration of our shares under this form becomes possible. These rights shall terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period. These registration rights are subject to conditions and limitations, including the right of the underwriters to limit the number of shares of our common stock included in the registration statement.

Anti-Takeover Provisions

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits, with some exceptions, a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person becomes an interested stockholder, unless:

•	our board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the date the person attained this status;

•	upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors or officers and issued under employee stock plans under which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date the person became an interested stockholder, our board of directors approved the business combination and the stockholders other than the interested stockholder authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding stock not owned by the interested stockholder.

Section 203 defines a “business combination” to include:

•	any merger or consolidation involving us and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of our assets;

•	in general, any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder;

•	any transaction involving us that has the effect of increasing the proportionate share of our stock owned by the interested stockholders; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through us.

      In general, Section 203 defines an “interested stockholder” as any person who, together with the person’s affiliates and associates, owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of a corporation’s voting stock.

Certificate of Incorporation and Bylaw Provisions

      Our restated certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of iPass. First, our board can issue up to 25,000,000 shares of preferred stock, with any rights or preferences, including the right to approve or not approve an acquisition or other change in control. Second, our restated certificate of incorporation provides that all stockholder actions upon completion of this offering must be effected at a duly called meeting of stockholders and not by written consent. Third, our bylaws provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely notice in writing. Our bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management. Fourth, following this offering, our board of directors will be divided into three classes. The classification of our board of directors will have the effect of requiring at least two annual stockholder meetings, instead of one, to replace a majority of our directors, which could have the effect of delaying or preventing a change in our control or management. Fifth, our restated certificate of incorporation provides that, subject to the rights of the holders of any outstanding series of our preferred stock, all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of our directors then in office, even if less than a quorum. In addition, our restated certificate of incorporation provides that our board of directors may fix the number of directors by resolution. The bylaws also provide that, following this offering, our directors may not be removed without cause. Sixth, upon completion of this offering, our restated certificate of incorporation does not provide for cumulative voting for our directors. The absence of cumulative voting may make it more difficult for stockholders owning less than a majority of our stock to elect any directors to our board.

Transfer Agent and Registrar

                                    has been appointed as the transfer agent and registrar for our common stock.

Nasdaq National Market Listing

      We applied to have our common stock quoted on the Nasdaq National Market under the trading symbol “IPAS.”

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.

      Based on shares outstanding on April 30, 2003, upon completion of this offering,                      shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. Of these outstanding shares, the                      shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act, unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act.

      The remaining                      shares of common stock outstanding after the offering are restricted securities as defined under Rule 144. Restricted securities may be sold in the U.S. public market only if registered or if they qualify for an exemption from registration under Rule 144, 144(k), or 701 promulgated under the Securities Act, which exemptions are summarized below.

Number of Restricted
Shares Eligible for
Sale in U.S. Public
Market/Percent of
Days after the Effective Date	Outstanding Stock	Comment

Upon effectiveness	/ %	Shares sold in this offering and shares eligible for sale under Rule 144(k) that are not subject to any lock-up
90 days	/ %	Shares eligible for sale under Rule 144 and Rule 701 that are not subject to any lock-up
At various times after 180 days	/ %	Lock-up released: shares eligible for sale under Rules 144 and 701

      Additionally, of the 7,660,288 shares issuable upon exercise of options to purchase our common stock outstanding as of April 30, 2003, approximately                      shares will be vested and eligible for sale 180 days after the effective date of this offering.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this offering, a person who has beneficially owned restricted securities for at least one year, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of (i) one percent of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after the offering, and (ii) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale. Sales of restricted shares under Rule 144 are also subject to requirements regarding the manner of sale, notice, and the availability of current public information about us. Rule 144 also provides that affiliates that sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner-of-sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

      Under Rule 701, shares of our common stock acquired upon the exercise of currently outstanding options or pursuant to other rights granted under our stock plans may be resold, to the extent not subject to lock-up agreements, (i) by persons other than affiliates, beginning 90 days after the effective date of this offering, subject only to the manner-of-sale provisions of Rule 144, and (ii) by affiliates, subject to the manner-of-sale, current public information, and filing requirements of Rule 144, in each case, without compliance with the one-year holding period requirement of Rule 144. As of April 30, 2003, options to purchase a total of 7,660,288 shares of common stock were outstanding, of which options to purchase 4,862,686 shares were exercisable. Of the total number of shares of our common stock issuable under these options, all are subject to contractual lock-up agreements with us or the underwriters.

Form S-8 Registration Statements

      We intend to file one or more registration statements on Form S-8 under the Securities Act following this offering to register the shares of our common stock that are issuable pursuant to our 2003 plan, 2003 non-employee directors plan, purchase plan, 1997 plan, interim 1999 plan and 1999 plan. These registration statements are expected to become effective upon filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to any applicable lock-up agreements and to Rule 144 limitations applicable to affiliates.

Lock-up Agreements

      Our officers, directors, and a majority of our stockholders have agreed not to, among other things, sell or otherwise transfer the economic benefit of, directly or indirectly, any shares of our common stock, or any security convertible into or exchangeable or exercisable for our common stock, without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of the registration statement of which this prospectus is part. The lock-up agreements permit transfers of shares of our common stock purchased on the open market and, subject to certain restrictions, transfers of shares as a gift, to trusts or immediate family members, or to certain entities or persons affiliated with the stockholder. Morgan Stanley & Co. Incorporated may, in its sole discretion, at any time, and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements. Morgan Stanley & Co. Incorporated has advised us that they do not currently intend to shorten or waive these restrictions. Substantially all of the shares that are not subject to the underwriters’ lock-up agreements are subject to similar contractual lock-up restrictions with us.

UNDERWRITERS

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Credit Suisse First Boston LLC, SG Cowen Securities Corporation, and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Credit Suisse First Boston LLC
SG Cowen Securities Corporation
Thomas Weisel Partners LLC

Total

      The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          per share under the public offering price. No underwriter may allow, and no dealer may reallow, any concession to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of                     additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          , and total proceeds to us would be $          .

      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

      We and all of our directors and officers and the majority of our stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock whether any transaction described above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

      The restrictions described in the immediately preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan described above in the “Management — Executive Compensation — Employee Benefit Plans” section, provided that the recipient of the shares is under an obligation not to sell the shares during the 180-day period;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers of shares as a gift;

•	transfers of shares to any trust or to immediate family members; or

•	transfers to certain entities or persons affiliated with the stockholder;

provided that in the case of each of the last three transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph, no filing under Section 16 of the Exchange Act is required in connection with these transactions, other than a filing on a Form 5 made after the expiration of the 180-day period, and no transaction includes a disposition for value.

      The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

Paid by iPass

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “IPAS.”

      As of April 30, 2003, a limited partnership controlled by the parent of Thomas Weisel Partners LLC owned 156,018 shares of our common stock and had a security interest in an additional 1,862,570 shares of our common stock as a result of financial services rendered by the limited partnership to two of our former employees. Although the parent of Thomas Weisel Partners LLC has voting and dispositive power over the 156,018 shares, its economic interest in these shares is, in the aggregate, less than 10%.

      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to                      shares offered by this prospectus to our directors, officers, employees, and their designees. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

      Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of the preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS

      The validity of the issuance of the common stock offered by this prospectus and certain other legal matters are being passed upon for us by our counsel, Cooley Godward LLP, Palo Alto, California. Certain legal matters relating to the offering will be passed upon for the underwriters by Shearman & Sterling, New York, New York, San Francisco, California and Menlo Park, California. As of the date of this prospectus, GC&H Investments, an investment partnership composed of certain partners of and persons associated with Cooley Godward LLP, beneficially owned 14,655 shares of our common stock.

EXPERTS

      The consolidated financial statements as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP appearing in this prospectus and in the registration statement and upon the authority of that firm as experts in accounting and auditing.

      In May 2002, with the approval of our board of directors and the audit committee of our board, we dismissed our outside accounting firm Arthur Andersen LLP and retained KPMG LLP. Arthur Andersen LLP’s reports on our 1998, 1999, 2000, and 2001 consolidated financial statements contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during 1998, 1999, 2000, and 2001, and through the date we dismissed Arthur Andersen LLP, there were no disagreements with Arthur Andersen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Arthur Andersen LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its reports for such years, and there were no reportable events as set forth in the applicable SEC regulations. We did not consult KPMG LLP on any financial or accounting reporting matters in the period before their appointment.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement. In addition, upon completion of this offering, we will file reports, proxy statements, and other information with the SEC under the Securities Exchange Act of 1934. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

      We intend to provide our stockholders with annual reports containing combined financial statements audited by an independent accounting firm and to file with the SEC quarterly reports containing unaudited combined financial data for the first three quarters of each year.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders of

iPass Inc.:

      We have audited the accompanying consolidated balance sheets of iPass Inc. and subsidiaries (the Company) as of December 31, 2001 and 2002, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iPass Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Mountain View, CA

January 23, 2003

iPASS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share
and per share amounts)

	As of
	December 31,
			As of
	2001	2002	March 31, 2003

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,789	$27,916	$30,467
Accounts receivable, net of allowance for doubtful accounts of $1,114, $1,500 and $1,365 (unaudited), respectively	9,516	14,227	16,761
Prepaid expenses and other current assets	1,580	1,379	2,508
Deferred income tax asset	—	10,155	10,345

Total current assets	29,885	53,677	60,081
Property and equipment, net	6,271	6,408	6,433
Other assets	1,265	1,213	1,173
Deferred income tax asset	—	14,144	12,504

Total assets	$37,421	$75,442	$80,191

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,458	$6,979	$7,478
Accrued liabilities	6,769	8,488	8,961
Current portion of loans payable	888	1,827	2,110
Line of credit	6,742	6,794	6,771

Total current liabilities	19,857	24,088	25,320
Loans payable, net of current portion	1,302	1,754	1,725

Total liabilities	21,159	25,842	27,045

Commitments (Note 7)
Stockholders’ equity:
Convertible preferred stock, $.001 par value: authorized 40,000,000 shares; issued and outstanding 35,273,169 shares as of December 31, 2001 and 2002 and March 31, 2003 (unaudited)	35	35	35
Common stock, $.001 par value: authorized 120,000,000 shares; issued and outstanding 13,190,570, 16,013,240 and 16,232,831 shares (unaudited), respectively	13	16	16
Additional paid-in capital	115,870	119,268	122,021
Notes receivable from stockholders	(1,785)	(2,644)	(2,691)
Deferred stock-based compensation	(3,878)	(2,841)	(4,311)
Accumulated deficit	(93,993)	(64,234)	(61,924)

Total stockholders’ equity	16,262	49,600	53,146

Total liabilities and stockholders’ equity	$37,421	$75,442	$80,191

See accompanying notes to consolidated financial statements.

iPASS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

				Three Months Ended
	Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

				(unaudited)	(unaudited)
Revenues	$35,281	$53,164	$92,830	$19,317	$30,498

Operating expenses:
Network access	17,122	19,476	23,323	5,431	7,081
Network operations	8,068	9,700	10,459	2,529	3,233
Research and development	4,477	5,429	7,070	1,500	2,246
Sales and marketing	20,846	29,956	32,931	7,576	9,712
General and administrative	8,303	9,577	9,630	2,083	2,861
Restructuring charges	—	1,110	—	—
Amortization of stock-based compensation(1)	10,500	5,650	2,765	818	975

Total operating expenses	69,316	80,898	86,178	19,937	26,108

Operating income (loss)	(34,035)	(27,734)	6,652	(620)	4,390

Other income (expense):
Interest income and other	990	895	440	97	107
Interest expense	(1,918)	(852)	(1,026)	(260)	(226)

Total other income (expense)	(928)	43	(586)	(163)	(119)

Income (loss) before income taxes	(34,963)	(27,691)	6,066	(783)	4,271
Provision for (benefit from) income taxes	1	110	(23,693)	8	1,961

Net income (loss)	$(34,964)	$(27,801)	$29,759	$(791)	$2,310

Net income (loss) per share:
Basic	$(3.60)	$(2.43)	$2.34	$(0.06)	$0.17
Diluted	$(3.60)	$(2.43)	$0.57	$(0.06)	$0.04
Number of shares used in per share calculations:
Basic	9,715,768	11,443,250	12,742,068	12,407,243	13,863,164
Diluted	9,715,768	11,443,250	51,873,067	12,407,243	55,197,134

(1)Amortization of stock-based compensation consists of:
Network operations	$981	$576	$302	$86	$115
Research and development	722	398	219	55	95
Sales and marketing	2,503	1,171	571	157	236
General and administrative	6,294	3,505	1,673	520	529

Total amortization of stock-based compensation	$10,500	$5,650	$2,765	$818	$975

See accompanying notes to consolidated financial statements.

iPASS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years Ended December 31, 2000, 2001 and 2002
and Three Months Ended March 31, 2003 (unaudited)

	Convertible					Notes
	Preferred Stock		Common Stock		Additional	Receivable	Deferred		Total
					Paid-in	from	Stock-based	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	Deficit	Equity

	(In thousands, except share and per share amounts)
Balances, December 31, 1999	26,728,647	$26	13,100,281	$13	$58,244	$(2,170)	$(12,944)	$(31,228)	$11,941
Issuance of Series F preferred stock at $5.84 per share, net	8,544,522	9	—	—	49,383	—	—	—	49,392
Exercise of stock options	—	—	525,250	1	109	—	—	—	110
Payment of stockholder notes receivable	—	—	—	—	—	294	—	—	294
Repurchase of unvested common stock	—	—	(568,750)	(1)	(79)	80	—	—	—
Warrants	—	—	—	—	1,088	—	—	—	1,088
Interest earned on stockholder note receivable	—	—	—	—	—	(67)	—	—	(67)
Deferred stock- based compensation	—	—	—	—	8,119	—	(8,119)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	10,500	—	10,500
Net loss	—	—	—	—	—	—	—	(34,964)	(34,964)

Balances, December 31, 2000	35,273,169	35	13,056,781	13	116,864	(1,863)	(10,563)	(66,192)	38,294
Exercise of stock options	—	—	228,581	—	97	—	—	—	97
Payment of stockholder notes receivable	—	—	—	—	—	80	—	—	80
Repurchase of unvested common stock	—	—	(94,792)	—	(95)	95	—	—	—
Warrants	—	—	—	—	39	—	—	—	39
Interest earned on stockholder note receivable	—	—	—	—	—	(97)	—	—	(97)
Cancellation of unvested stock options	—	—	—	—	(1,035)	—	1,035	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	5,650	—	5,650
Net loss	—	—	—	—	—	—	—	(27,801)	(27,801)

Balances, December 31, 2001	35,273,169	35	13,190,570	13	115,870	(1,785)	(3,878)	(93,993)	16,262
Exercise of stock options	—	—	3,240,697	3	1,673	(1,485)	—	—	191
Payment of stockholder notes receivable	—	—	—	—	—	625	—	—	625
Repurchase of unvested common stock	—	—	(418,027)	—	(109)	87	—	—	(22)
Warrants	—	—	—	—	46	—	—	—	46
Interest earned on stockholder note receivable	—	—	—	—	—	(86)	—	—	(86)
Cancellation of unvested stock options	—	—	—	—	(572)	—	572	—	—
Deferred stock- based compensation	—	—	—	—	2,300	—	(2,300)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	2,765	—	2,765
Fair value of stock options for accelerated vesting	—	—	—	—	44	—	—	—	44
Fair value of options issued to non-employees	—	—	—	—	16	—		—	16
Net income	—	—	—	—	—	—	—	29,759	29,759

Balances, December 31, 2002	35,273,169	$35	16,013,240	$16	119,268	$(2,644)	$(2,841)	$(64,234)	$49,600

Exercises of stock options	—	—	219,591	—	176	—	—	—	176
Interest earned on stockholder note receivable	—	—	—	—	—	(47)	—	—	(47)
Cancellation of unvested stock options	—	—	—	—	(12)	—	12	—	—
Deferred stock- based compensation	—	—	—	—	2,457	—	(2,457)	—	—
Amortization of stock-based compensation	—	—	—	—	—	—	975	—	975
Fair value of options issued to non-employees	—	—	—	—	132	—	—	—	132
Net income	—	—	—	—	—	—	—	2,310	2,310

Balances, March 31, 2003	35,273,169	$35	16,232,831	$16	$122,021	$(2,691)	$(4,311)	$(61,924)	$53,146

See accompanying notes to consolidated financial statements.

iPASS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

				Three Months Ended
	Years Ended December 31,			March 31,

	2000	2001	2002	2002	2003

				(unaudited)	(unaudited)
Cash flows from operating activities:
Net income (loss)	$(34,964)	$(27,801)	$29,759	$(791)	$2,310
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of stock-based compensation for employees	10,500	5,650	2,765	818	975
Amortization of warrants issued	1,146	13	64	11	8
Depreciation and amortization	1,492	3,233	3,549	772	943
Stock-based compensation	—	—	60	46	133
Interest on shareholder notes receivable	(67)	(97)	(86)	(40)	(47)
Provision for doubtful accounts	200	734	1,250	153	(59)
Changes in operating assets and liabilities:
Accounts receivable	(2,510)	(3,192)	(5,961)	(2,830)	(2,475)
Prepaid expenses and other current assets	(107)	(610)	183	52	(1,137)
Other assets	436	342	52	(6)	40
Deferred income tax asset	—	—	(24,299)	—	1,450
Accounts payable	62	607	1,521	342	499
Accrued liabilities	2,823	830	1,719	288	473
Other long-term liabilities	415	(422)	—	—	—

Net cash provided by (used in) operating activities	(20,574)	(20,713)	10,576	(1,185)	3,113

Cash flows from investing activities:
Purchase of property and equipment	(8,156)	(1,258)	(3,533)	(378)	(938)

Net cash used in investing activities	(8,156)	(1,258)	(3,533)	(378)	(938)

Cash flows from financing activities:
Proceeds from line of credit, net	—	6,713	—	—	—
Proceeds from loans payable	—	2,903	2,418	426	649
Payments on capital lease obligation	(102)	—	—	—	—
Payments on loans payable	(1,594)	(3,581)	(1,128)	(252)	(448)
Proceeds from issuance of preferred stock, net	49,392	—	—	—	—
Proceeds from issuance of common stock	110	97	191	21	175
Proceeds from payment of stockholder notes receivable	294	80	625	344	—
Payments for repurchase of unvested restricted stock	—	—	(22)	—	—

Net cash provided by financing activities	48,100	6,212	2,084	539	376

Net increase (decrease) in cash and cash equivalents	19,370	(15,759)	9,127	(1,024)	2,551
Cash and cash equivalents at beginning of year	15,178	34,548	18,789	18,789	27,916

Cash and cash equivalents at end of year	$34,548	$18,789	$27,916	$17,765	$30,467

Supplemental disclosures of cash flow information:
Cash paid for interest during year	$767	$659	$799	$207	$169
Cash paid for taxes	$1	$110	$378	$4	$462
Noncash investing and financing activities:
Issuance of stockholder notes receivable for exercise of stock options	$—	$—	$1,485	$1,485	$—
Cancellation of stockholder notes receivable for unvested restricted stock repurchases	$80	$95	$87	$47	$—

See accompanying notes to consolidated financial statements.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Years ended December 31, 2000, 2001 and 2002
(Information as of March 31, 2003 and for the three months ended March 31, 2002 and 2003 is unaudited)

(1)     Organization and Operations

      iPass Inc. was incorporated in California in July 1996 and reincorporated in Delaware in June 2000. iPass is a provider of software-enabled enterprise connectivity services for mobile workers. Its primary service offering is designed to enable businesses to provide their employees with secure access from approximately 150 countries to their internal networks through an easy-to-use interface.

(2)     Summary of Significant Accounting Policies

     (a)     Unaudited Interim Financial Information

      The accompanying unaudited consolidated balance sheets as of March 31, 2003, the consolidated statements of operations and cash flows for the three months ended March 31, 2002 and 2003 and the consolidated statement of stockholders’ equity for the three months ended March 31, 2003 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the Company’s results of operations and its cash flows for the three months ended March 31, 2002 and 2003. The results for the three months ended March 31, 2003 are not necessarily indicative of the results to be expected for the year ending December 31, 2003.

     (b)     Use of Estimates

      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     (c)     Principles of Consolidation

      The accompanying consolidated financial statements include the financial statements of iPass Inc. and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

     (d)     Foreign Currency Translation

      All revenues and network access expenses are denominated in U.S. dollars. Therefore, the Company considers the functional currency of its foreign subsidiaries to be the U.S. dollar. Foreign currency transaction gains and losses are included in the accompanying consolidated statements of operations. Foreign currency transaction gains and losses were not significant for the years ended December 31, 2000, 2001 and 2002.

     (e)     Comprehensive Income (Loss)

      Comprehensive income (loss) is a measure of all changes in equity of an enterprise that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income (loss) is the total of net income (loss) and all other nonowner changes in equity. There was no other component of comprehensive income (loss) other than net income (loss) for the years ended December 31, 2000, 2001 and 2002.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

     (f)     Cash and Cash Equivalents

      The Company considers highly liquid debt securities with original maturities of 90 days or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist solely of funds held in general checking accounts and money market accounts.

     (g)     Concentrations of Risk

      Substantially all of the Company’s cash and cash equivalents are held by one financial institution.

      The Company provides credit to its customers in the normal course of business, performs ongoing credit evaluations of its customers, and maintains an adequate allowance for doubtful accounts. As of December 31, 2001 and 2002, no individual customer represented 10% or more of accounts receivable.

      For the three years ended December 31, 2000, 2001 and 2002, suppliers representing greater than 10% of network access expenses were as follows:

	2000	2001	2002

Access provider:
A	21.4%	20.0%	19.0%
B	14.9%	13.1%	—%
C	37.2%	25.7%	21.1%

      In addition, the contracts the Company has entered into with some of these access providers contain minimum purchase commitments (see note 7).

      During 2000, the Company terminated a reseller agreement. For the year ended December 31, 2000, revenues from this reseller were approximately 27% of the Company’s revenues. No single customer accounted for greater than 10% of the Company’s revenues for the years ended December 31, 2001 and 2002.

     (h)     Fair Value of Financial Instruments

      For the Company’s financial instruments, including cash, cash equivalents, accounts receivable, accounts payable, accrued liabilities and loans payable, carrying amounts approximate fair value due to the relatively short maturities of the financial instruments. Based on interest rates available to the Company for debt with comparable maturities, the carrying values of the Company’s line of credit and loans payable approximate fair value.

     (i)     Property and Equipment

      Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

      Equipment (Three years)

      Furniture and fixtures (Five years)

      Computer software and equipment (Three years)

      Leasehold improvements (Shorter of useful life or lease term)

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

     (j)     Impairment of Long-Lived Assets

      The Company periodically evaluates the carrying amount of its property and equipment, annually or when events or changes in business circumstances have occurred, which indicate the carrying amount of such assets may not be fully realizable. Determination of impairment is based on an estimate of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. If the Company determines these assets have been impaired, the impairment charge is recorded based on a comparison of the net book value of the fixed assets and the discounted future cash flows resulting from the use of the assets over their average remaining useful lives. There have been no such impairments through December 31, 2002.

     (k) Income Taxes

      Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as income in the period that includes the enactment date. A valuation allowance is recorded against deferred tax assets if it is more likely than not that all or a portion of the deferred tax assets will not be realized.

     (l)     Stock-Based Compensation

      The Company accounts for its stock-based compensation arrangements for employees using the intrinsic-value method pursuant to Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation expense is recorded for fixed plan stock options on the date of grant when the fair value of the underlying common stock exceeds the exercise price. Options and warrants granted to consultants and other nonemployees are accounted for at fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation.

      The following table illustrates the effect on net income (loss) and net income (loss) per share, if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee options:

				For the Three
	For the Years Ended			Months Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

	(In thousands, except per share amounts)
Net income (loss) as reported	$(34,964)	$(27,801)	$29,759	$(791)	$2,310

Add: Stock-based employee compensation expense included in the reported net income (loss), net of related tax effects	10,500	5,650	1,714	818	605

Deduct: Stock-based employee compensation expense using the fair value based method, net of related tax effects	(12,460)	(7,032)	(2,265)	(1,035)	(680)

Pro forma net income (loss)	$(36,924)	$(29,183)	$29,208	$(1,008)	$2,235

Basic net income (loss) per common share:
As reported	$(3.60)	$(2.43)	$2.34	$(0.06)	$0.17
Pro forma	$(3.80)	$(2.55)	$2.29	$(0.08)	$0.16

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

				For the Three
	For the Years Ended			Months Ended
	December 31,			March 31,

	2000	2001	2002	2002	2003

	(In thousands, except per share amounts)
Diluted net income (loss) per common share:
As reported	$(3.60)	$(2.43)	$0.57	$(0.06)	$0.04
Pro forma	$(3.80)	$(2.55)	$0.56	$(0.08)	$0.04

      The weighted average fair value of options granted during fiscal 2000, 2001, 2002 and for the three months ended March 31, 2003, was $4.36, $0.15, $1.35 and $3.06. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000, 2001, 2002 and for the three months ended March 31, 2003: risk-free interest rates ranging from 2.2% to 6.7%; expected dividend yield of 0%; expected volatility of 0%; and expected life of three years.

      Basic net income (loss) per share is computed by dividing net income (loss) by the weighted daily average number of shares of common stock outstanding for the period. Diluted net income (loss) per share is based upon the weighted daily average number of shares of common stock outstanding for the period plus dilutive potential common shares, including stock options and warrants using the treasury-stock method and from convertible preferred stock using the “if converted” method.

     (m)     Revenue Recognition

      The Company derives substantially all of its revenues from usage fees. The Company recognizes revenues when persuasive evidence of an arrangement exists, service has been provided to the customer, the price to the customer is fixed or determinable and collectibility is probable.

      Revenues are recognized during the period the services are rendered to end users based on usage at negotiated rates. The Company typically requires its customers commit to minimum usage levels. Minimum usage levels can be based on an annual term, monthly term or over the term of the arrangement. If actual usage in a given period is less than the minimum commitment, the Company recognizes the difference between the actual usage and the minimum commitment as revenues when cash is collected because the Company cannot reasonably estimate the amount of the difference that will be collected. Customers are not contractually entitled to use or otherwise receive benefit for unused service in subsequent periods.

      The Company typically provides its customers with deployment services, technical support and additional optional services. Depending on the service provided and the nature of the arrangement, the Company may charge a one-time, annual or monthly fee. Revenues relating to one-time fees are recognized on a straight-line basis over the term of the initial contract, generally one to three years. Revenues relating to annual fees are recognized on a straight-line basis. Revenues for monthly services are recognized during the month that these services are provided.

      The Company generally performs credit reviews to evaluate the customers’ ability to pay. If the Company determines that collectibility is not probable, revenue is recognized as cash is collected.

(n) Network Access

      Network access expenses represent the amounts paid to network access providers for the usage of their networks. The Company has minimum purchase commitments with some network service providers for access that it expects to utilize during the term of the contracts. Costs of minimum purchase contracts are recognized as network access expenses at the greater of the minimum commitment or actual usage.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      If the Company estimates that revenues derived from the purchase commitment will be less than the purchase commitment, the Company recognizes a loss on that purchase commitment to the extent of that difference. No such loss has been recognized through March 31, 2003.

(o) Sales and Marketing

      Advertising and promotional costs are expensed as incurred. Advertising and promotional costs for the years ended December 31, 2000, 2001, and 2002 and for the three months ended March 31, 2002 and 2003 were approximately $853,000, $186,000, $370,000, $68,000, and $315,000.

(p) Software Development Costs

      Costs related to the research and development of new software and enhancements to existing software are expensed as incurred until technological feasibility has been established. To date, the Company’s software has been available for general release concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

      The Company capitalizes the costs of computer software developed or obtained for internal use. During the years ended December 31, 2000, 2001 and 2002 and for the three months ended March 31, 2002 and 2003, the Company capitalized approximately $303,000, $304,000, $0, $0, and $0. These amounts are being amortized over the estimated useful life of the software developed, which is generally three years.

(q) Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and supercedes Emerging Issues Task Force (EITF) Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring). This statement requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF No. 94-3. This statement also establishes that fair value is the objective for initial measurement of the liability. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management believes that impact of such adoption will not have a material effect on the Company’s consolidated financial statements.

(3)	Allowance for Doubtful Accounts

      Changes in the Company’s allowance for doubtful accounts for the years ended December 31, 2000, 2001 and 2002 and for the three months ended March 31, 2003 are as follows (in thousands):

	Beginning			Ending
	Balance	Provisions	Charge offs	Balance

Year ended December 31, 2000	$782	$199	$(29)	$952
Year ended December 31, 2001	$952	$734	$(572)	$1,114
Year ended December 31, 2002	$1,114	$1,250	$(864)	$1,500
Three months ended March 31, 2003	$1,500	$(59)	$(76)	$1,365

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(4)     Property and Equipment

      Property and equipment consisted of:

	As of
	December 31,
			As of
	2001	2002	March 31, 2003

	(in thousands)
Equipment	$6,903	$9,842	$10,477
Furniture and fixtures	1,931	1,939	2,014
Computer software and equipment	1,245	1,593	1,776
Leasehold improvements	1,284	1,290	1,335

	11,363	14,664	15,602
Less accumulated depreciation and amortization	(5,092)	(8,256)	(9,169)

Property and equipment, net	$6,271	$6,408	$6,433

      Depreciation expense was $1,491,000, $3,062,000, $3,396,000, $734,000 and $915,000 for the years ended December 31, 2000, 2001 and 2002 and for the three months ended March 31, 2002 and 2003.

(5)     Accrued Liabilities

      Accrued liabilities consisted of:

	As of
	December 31,
			As of
	2001	2002	March 31, 2003

	(in thousands)
Accrued commissions	$2,201	$3,134	$2,454
Deferred rent	936	1,284	1,360
Deferred revenues	633	1,179	1,415
Other accrued liabilities	2,999	2,891	3,732

	$6,769	$8,488	$8,961

(6)	Loans Payable and Line of Credit

      Loans payable and line of credit consisted of:

	As of
	December 31,
			As of
	2001	2002	March 31, 2003

	(in thousands)
1999 subordinated loans	$29	$—	$—
Secured loan agreements	2,161	3,581	3,835

Total loans payable	2,190	3,581	3,835
Less current portion	(888)	(1,827)	(2,110)

Long-term portion	$1,302	$1,754	$1,725

Line of credit	$6,742	$6,794	$6,771

      In July 1999, the Company entered into subordinated loan agreements (1999 subordinated loans) with two lenders for borrowings of up to $4,000,000. Borrowings were payable in 36 equal installments of principal plus interest at rates ranging from 12.86% to 13.53%. The loans were fully repaid as of December 31, 2002.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      In June 2000, the Company entered into a bridge loan financing in the amount of approximately $10 million. In connection with the bridge loan, the Company issued warrants to purchase 285,388 shares of the Company’s Series F convertible preferred stock at an exercise price of $5.26 per share. These warrants are immediately exercisable and expire seven years from the grant date. The fair value of the warrants was determined to be approximately $1,088,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%; expected dividend yield of 0%; contractual life of seven years; and expected volatility of 70%. In connection with the issuance of these warrants the $1,088,000 fair value of the warrants was recorded as a discount and was fully amortized to interest expense during fiscal year 2000 when the bridge loan was repaid. None of these warrants had been exercised as of March 31, 2003.

      In February and March 2001, the Company entered into secured loan agreements for a total of $3,100,000. Each borrowing under the agreements is payable in 36 monthly installments of principal plus interest at rates ranging from 16.9% to 17.5%. Outstanding borrowings were $1,054,000, net of unamortized loan fees of $59,000 as of March 31, 2003.

      In September 2001, the Company entered into a $7,500,000 one year operating line of credit. A total of $4,000,000 of the operating line of credit bears interest of 1.5% above the bank’s prime rate, and the remaining $3,500,000 of the operating line of credit bears interest of 1.25% above the bank’s prime rate. The bank’s prime rate was 4.25% as of December 31, 2002. The line of credit was amended in March 2002 to include an additional $2,500,000 for equipment financing payable in 36 monthly installments. The maturity date for the line of credit was also extended to March 2003. The line of credit is collateralized by all of the Company’s assets, including intellectual property. The line of credit contains various covenants. Outstanding borrowings were $2,090,000 against the equipment financing as of March 31, 2003, net of unamortized loan fees $16,000.

      In connection with the initial establishment of this financing arrangement in September 2001, the Company issued warrants to purchase 25,685 shares of the Company’s Series F convertible preferred stock. The fair value of the warrants was determined to be approximately $39,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%; expected dividend yield of 0%; contractual life of five years; and expected volatility of 70%. In connection with the issuance of these warrants, the fair value of the warrants was recorded as a discount and was fully amortized to interest expense over the period of the original financing agreement. None of these warrants have been exercised as of March 31, 2003.

      Pursuant to the amended line of credit agreement in March 2002, the Company issued warrants to purchase 12,842 shares of the Company’s Series F preferred stock. The fair value of the warrants was determined to be approximately $46,000 on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 6.0%; expected dividend yield of 0%; contractual term of five years; and expected volatility of 70%. In connection with the issuance of these warrants, the fair value of the warrants was recorded as a discount and was amortized to interest expense over the period of the initial agreement. None of these warrants have been exercised as of March 31, 2003.

      In January 2003, the Company amended its operating line of credit to increase the available line of credit from $7,500,000 to $10,0000,000 and obtained additional equipment financing of $5,000,000. The line of credit and the equipment financing have a floating interest rate of bank’s prime rate plus an interest margin, with a minimum rate of 4.25%. The maturity date was also extended to January 2004. Borrowings under the additional equipment financing are payable monthly during the 36 month period following each borrowing. Outstanding borrowings were $6,771,000 against the line of credit and $694,000 against the additional equipment financing as of March 31, 2003, net of unamortized loan fees of $39,000 and $34,000.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(7)     Commitments

      The Company leases its facilities under noncancelable operating lease agreements that expire at various dates through February 2010. Future minimum lease payments under all noncancelable operating leases as of December 31, 2002 are as follows (in thousands):

Year ending December 31:
2003	$3,588
2004	3,671
2005	3,799
2006	3,927
2007	4,055
2008 and thereafter	9,947

$28,987

      Rent expense under operating leases for the years ended December 31, 2000, 2001 and 2002 and for the three months ended March 31, 2002 and 2003 were approximately $2,100,000, $4,000,000, $4,210,000, $1,050,000 and $1,180,000 (net of sublease income of $2,600,000, $2,800,000, $415,000, $281,000 and $57,000).

      As of December 31, 2002, the Company had minimum purchase commitments with network service providers that expire at various dates through 2006. Future minimum purchase commitments under all agreements are as follows (in thousands):

Year ending December 31:
2003	$6,545
2004	2,817
2005	2,500
2006	208

$12,070

(8)	401(k) Plan

      Substantially all of the Company’s employees are eligible to participate in the Company’s 401(k) plan, which provides for discretionary Company matching contributions. There were no matching contributions for the years ended December 31, 2000, 2001 and 2002.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(9)	Income Taxes

      The provision for (benefit from) income taxes consisted of the following for the years ended December 31, 2000, 2001 and 2002 (in thousands):

	2000	2001	2002

Current
U.S. federal	$—	$—	$—
State	1	110	606

	1	110	606

Deferred
U.S. federal	—	—	(22,207)
State	—	—	(2,092)

	—	—	(24,299)

Total provision for (benefit from) income taxes	$1	$110	$(23,693)

      Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and net loss carryforwards. Net deferred income tax assets consisted of the following as of December 31, 2001 and 2002 (in thousands):

	2001	2002

Net operating loss carryforwards	$24,778	$22,140
Reserves and accruals	2,465	2,159

Deferred income tax asset	27,243	24,299
Valuation allowance	(27,243)	—

Net deferred income tax asset	$—	$24,299

      For the years ended December 31, 2000, 2001 and 2002, the provision for (benefit from) income taxes differed from the amounts computed by applying the U.S. federal income tax rate to pretax income (loss) before income taxes as a result of the following:

	2000	2001	2002

Federal statutory rate	34%	34%	34%
State taxes, net of federal benefit	—	—	6
Amortization of stock-based compensation	—	—	14
Other	—	—	2
Change in valuation allowance	(34)	(34)	(447)

Provision for (benefit from) income taxes	—%	—%	(391)%

      As of December 31, 2002, the Company had cumulative net operating loss carryforwards for federal and state tax reporting purposes of approximately $60 million and $25 million, respectively, which expire in various periods through 2021. Under current tax law, net operating loss carryforwards available in any given year may be limited upon the occurrence of certain events, including significant changes in ownership interest such as an IPO. As of December 31, 2002, the Company has determined that any annual limitation on the future utilization of its net operating loss carryforwards will not be significant.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      As of December 31, 2002, the Company determined that it was more likely than not that it would realize all of the available net deferred income tax assets in the carry forward period of up to 19 years. As a result, the Company determined that it was no longer necessary or appropriate to maintain a valuation allowance, and accordingly, during the year ended December 31, 2002 recorded a benefit from income taxes of $24.3 million which is included in the statement of operations.

(10)	Convertible Preferred Stock

      Convertible preferred stock as of December 31, 2001 and 2002 was as follows:

		Issued and
	Authorized	Outstanding

Convertible preferred stock:
Series A—par value $0.001	1,439,208	1,439,208
Series B—par value $0.001	7,526,397	7,526,397
Series C—par value $0.001	3,621,246	3,621,246
Series D—par value $0.001	9,000,000	8,077,998
Series E—par value $0.001	6,500,000	6,063,798
Series F—par value $0.001	10,000,000	8,544,522
Undesignated preferred stock	1,913,149	—

      The Company has authorized the issuance of up to 40,000,000 shares of convertible preferred stock, par value $0.001. The rights and preferences of the outstanding shares of Series A, B, C, D, E, and F preferred stock are as follows:

(a)	Dividends

      The holders of Series A, B, C, D, E, and F preferred stock are entitled to receive noncumulative dividends at an annual rate of 8% of the original issue price. The original issue price of Series A, B, C, D, E, and F preferred stock is $0.33, $0.30, $0.62, $1.44, $3.41, and $5.84. Such dividends are payable only when and as declared by the board of directors. No dividends are payable on any common stock until dividends to Series A, B, C, D, E, and F preferred stock have been paid or declared by the board of directors. As of December 31, 2002, no dividends have been declared.

(b)	Liquidation Preference

      In the event of any liquidation, dissolution, sale or winding up of the Company, holders of Series A, B, C, D, E and F preferred stock are entitled to receive, in preference to holders of common stock, the amount of $0.33, $0.30, $0.62, $1.44, $3.41 and $5.84 per share, plus all declared but unpaid dividends (the initial liquidation preference) totaling $87,188,000. If sufficient proceeds are not available to pay in full the initial liquidation preference, then the entire proceeds will be distributed among the holders of the outstanding preferred stock, ratably in proportion to the full amounts to which these holders would otherwise be entitled. After payment in full of the initial liquidation preference, any remaining proceeds will be distributed ratably to the holders of common stock and Series F preferred stock, with no more than an additional $5.84 per share payable with respect to the Series F preferred stock.

(c)	Voting Rights

      The holders of Series A, B, C, D, E, and F preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such preferred stock is convertible.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(d)	Conversion

      Each share of Series A preferred stock is convertible into one share of common stock at: (a) the option of the holder at any time after the date of issuance of such shares; (b) the date specified by affirmative election of at least a majority of outstanding Series A preferred stock; or (c) the consummation of the Company’s sale of common stock in an underwritten IPO. Each share of Series B, C, D, E, and F preferred stock is convertible into one share of common stock at: (a) the option of the holder at any time after the date of issuance of such shares; (b) the date specified by affirmative election of at least  2/3 of outstanding Series B, C, D, E, or F preferred stock; or (c) the consummation of the Company’s sale of common stock in an underwritten IPO which results in gross cash proceeds to the Company of at least $40,000,000 and with an offering price to the public of at least $12.00 per share. The conversion rates of preferred stock are subject to adjustment for dilution including but not limited to stock splits, stock dividends, and stock combinations.

(11)	Common Stock

      As of December 31, 2002, the Company had reserved the following shares of authorized but unissued common stock for future issuance.

Conversion of preferred stock outstanding:
Series A	1,439,208
Series B	7,526,397
Series C	3,621,246
Series D	8,077,998
Series E	6,063,798
Series F	8,544,522
Exercise of warrants outstanding	618,188
Exercise of stock options outstanding and available for grant	8,038,746

Total shares reserved	43,930,103

     (a) Stock Option Plans

      In February 1997, the Company adopted the 1997 Stock Option Plan (1997 Plan). In June 1999, the Company adopted two option plans, the 1999 Stock Option Plan (1999 Plan) and the 1999 Interim Stock Option Plan (1999 Interim Plan). The 1997 Plan, the 1999 Plan, and the 1999 Interim Plan are collectively referred to as the Plans. Under the Plans, as amended, the Company is authorized to issue shares to employees, directors and consultants. The board of directors may grant incentive and nonqualified stock options to employees, directors, and consultants of the Company. The exercise price per share for nonstatutory stock options cannot be less than 85% of the fair market value, as determined by the board of directors, on the date of grant. The exercise price per share for incentive stock options cannot be less than the fair market value, as determined by the board of directors on the date of grant. Options generally vest over a four-year period and generally expire 10 years after the date of grant. Certain options can be exercised prior to vesting in exchange for restricted stock. Should the optionholder subsequently terminate employment prior to vesting, the Company has the right to repurchase unvested shares at the original exercise price or fair value. At March 31, 2003, 2,206,160 shares of common stock were subject to repurchase at a weighted average exercise price of $0.57 per share.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      Stock option activity under the Plans for the three years ended December 31, 2002 and three months ended March 31, 2003 is summarized below:

			Weighted
	Shares		Average
	Available	Number	Exercise
	for Grant	of Shares	Price

Balance as of December 31, 1999	355,600	2,845,734	$0.83
Authorized	3,450,457	—	—
Granted	(3,289,843)	3,289,843	6.30
Exercised	—	(525,250)	0.21
Cancelled	1,064,037	(1,064,037)	1.67

Balance as of December 31, 2000	1,580,251	4,546,290	4.67
Authorized	5,500,000	—	—
Granted	(6,587,250)	6,587,250	1.28
Exercised	—	(228,581)	0.44
Cancelled	1,121,663	(1,121,663)	6.14

Balance as of December 31, 2001	1,614,664	9,783,296	2.32
Granted	(1,800,000)	1,800,000	0.83
Exercised	—	(3,240,697)	0.52
Cancelled	1,334,281	(1,334,281)	3.19

Balance as of December 31, 2002	1,148,945	7,008,318	2.60

Authorized	500,000	—	—
Granted	(869,000)	869,000	2.07
Exercised	—	(219,591)	0.80
Cancelled	50,910	(50,910)	3.08

Balance at March 31, 2003	830,855	7,606,817	$2.59

Exercisable as of December 31, 2000		504,028	$1.06
Exercisable as of December 31, 2001		1,452,275	$4.21
Exercisable as of December 31, 2002		2,576,460	$3.75
Exercisable as of March 31, 2003		2,831,746	$3.75

      The following table summarizes the options outstanding as of March 31, 2003:

	Options Outstanding

		Weighted		Options Exercisable
		Average
		Remaining	Weighted		Weighted
		Contractual	Average	Number	Average
Exercise	Number	Life	Exercise	of	Exercise
Prices	of Options	(Years)	Price	Options	Price

$0.06-0.50	2,378,055	8.50	$0.48	856,128	$0.44
$0.75-2.10	2,349,525	7.71	$1.37	148,767	$2.02
$2.50-4.75	2,317,237	7.55	$4.60	1,409,401	$4.59
$5.50-8.50	562,000	6.98	$8.30	417,450	$8.29

	7,606,817	7.85	$2.59	2,831,746	$3.75

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      As of March 31, 2003, 2,206,160 options ranging in exercise price from $0.50 to $2.00 were exercised and are currently unvested and subject to repurchase by the Company.

      The Company’s board of directors adopted the 2003 Employee Stock Purchase Plan, the 2003 Equity Incentive Plan and the 2003 Non-employee Directors Plan on January 15, 2003, subject to stockholder approval.

(b)	Stock-based Compensation

      The Company records stock-based compensation charges in the amount by which the option exercise price or the restricted stock purchase price is less than the deemed fair value of our common stock at the date of grant. The Company’s board of directors determines the fair value of our common stock based upon several factors, including operating performance, issuances of our convertible preferred stock, liquidation preferences of preferred stockholders, and valuations of other publicly-traded companies. The Company recorded deferred stock-based compensation totaling approximately $8,119,000, $0 and $2,300,000 for the years ended December 31, 2000, 2001 and 2002, that is being amortized on an accelerated basis over the corresponding vesting period, using the method outlined in FASB Interpretation No. 28. Amortization of deferred compensation expense for the years ended December 31, 2000, 2001 and 2002, was approximately $10,500,000, $5,650,000, and $2,765,000. Compensation expense was decreased by approximately $1 million due to the forfeiture of accrued but unvested deferred stock-based compensation arising from the termination of employees in 2001. Non-employee equity transactions were accounted for at fair value at each grant date pursuant to SFAS No. 123, Accounting for Stock-Based Compensation. The amount of deferred stock-based compensation expense to be recorded in future periods could decrease if options for which accrued but unvested compensation has been recorded are forfeited.

  (c)                           Warrants

      As of December 31, 2002, the Company had outstanding warrants to purchase shares of the Company’s preferred stock as follows:

	Exercise
	Price	Expiration Date	Issued	Exercised

Series D	$1.436	December 2004	82,587	—
Series E	$3.412	July 2006	211,686	—
Series F	$5.256-5.84	September 2006 - June 2007	323,915	—

      The fair value of these outstanding warrants to be amortized is not significant.

(12)     Restructuring Charges

      During 2001, the Company incurred approximately $1,110,000 of expenses to reduce its headcount and for lease obligations related to excess office space. The reduction in force included a reduction of approximately eight network operations employees, three research and development employees, 14 sales and marketing employees, and five general and administrative employees. The Company recorded a charge of $440,000 for severance expense related to this reduction. The severance expense was primarily paid during fiscal 2001. The accrual as of December 31, 2001, for severance expense was not significant.

      The Company settled a lease obligation and entered into a sublease agreement for vacant space at its headquarters for a total estimated cost of $670,000, net of estimated sublease income. The lease obligation expires in 2003.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      The following table summarizes the Company’s restructuring activity in the restructuring accruals for the years ended December 31, 2001 and 2002 and for the three months ended March 31, 2003 (in thousands):

	Employee	Lease
	severance	termination

Balance as of December 31, 2000	$—	$—
Provisions	440	670
Payments	(421)	(190)

Balance as of December 31, 2001	19	480
Provisions	—	—
Payments	(19)	(412)

Balance as of December 31, 2002	$—	$68

Provisions	—	—
Payments	—	(68)

Balance as of March 31, 2003	$—	$—

      Restructuring accruals are included in accrued liabilities in the consolidated balance sheets.

(13)     Segment Information

      The Company has adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the reporting by business enterprises of information about operating segments, products and services, geographic areas, and major customers. The method for determining what information is reported is based on the way that management organizes the operating segments within the Company for making operational decisions and assessments of financial performance. The Company’s chief operating decision maker is considered to be the Company’s chief executive officer (CEO). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. The consolidated financial information reviewed by the CEO is similar to the information presented in the accompanying consolidated financial statements of operations. Therefore, the Company has determined that it operates in a single reportable segment.

      International revenue is determined by the location of the customer’s headquarters. International revenue accounted for approximately 42.8%, 44.4%, and 38.6% of total revenues for the years ended December 31, 2000, 2001, and 2002. No individual foreign country represented 10% or more of total revenues for the years ended December 31, 2000, 2001 and 2002.

      Substantially all of the Company’s long-lived assets are located in the United States.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

(14)     Net Income (Loss) Per Common Share

      Basic net income (loss) per share is computed by dividing net income (loss) by the weighted daily average number of shares of common stock outstanding for the year. Diluted net income (loss) per share is based upon the weighted daily average number of shares of common stock outstanding for the period plus dilutive potential common shares, including stock options using the treasury-stock method and from convertible stock using the “if converted” method.

      The weighted daily average number of shares of common stock excludes shares that have been exercised prior to vesting and are subject to repurchase by the Company.

      The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except share and per share amounts):

				For the Three Months
				Ended March 31,

	2000	2001	2002	2002	2003

Numerator:
Net income (loss)	$(34,964)	$(27,801)	$29,759	$(791)	$2,310
Denominator:
Denominator for basic net income (loss) per common share
Weighted average shares outstanding	9,715,768	11,443,250	12,742,068	12,407,243	13,863,164
Effect of dilutive securities:
Preferred stock	—	—	35,273,169	—	35,273,169
Stock options	—	—	3,835,170	—	5,934,702
Warrants	—	—	22,660	—	126,099
Denominator for diluted net income (loss) per common share—adjusted
Weighted average shares and assumed conversions	—	—	51,873,067	—	55,197,134
Basic net income (loss) per common share	$(3.60)	$(2.43)	$2.34	$(0.06)	$0.17
Diluted net income (loss) per common share	$(3.60)	$(2.43)	$0.57	$(0.06)	$0.04

      As of December 31, 2000, 2001 and 2002, options to purchase approximately 4,546,290, 9,783,296 and 7,008,318 shares of common stock with weighted average exercise prices of $4.67, $2.32 and $2.60 were outstanding. For the years ended December 31, 2000 and 2001, none of the options to purchase common stock were included in the calculation of diluted earnings per share as the effect of including such securities would be anti-dilutive.

(15)     Related Party Transactions

      During 1999, the Company entered into a $400,000 note receivable with an executive for relocation costs. The note is non-interest bearing. The loan was secured by a second Deed of Trust on the property purchased by the executive as well as a stock pledge agreement and was due and payable in a single payment upon the earlier of several events to occur (as defined), but no later than three years from the date the executive commenced employment with the Company. Upon the termination of the executive, the note was repaid in full during February 2002.

iPASS INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

      During 2002, the Company entered into two full recourse notes receivable for $1,484,675 with two executives for the exercise of stock options. The notes have a market rate of 7%. The notes and accrued interest are due and payable at the earlier of one year from the Company’s IPO or December 1, 2005.

Inside Back Cover Page

Top of the page
iPass logo

Top one third of page
Picture(s) of mobile worker(s) with electronic device(s)

Middle one third of page
Text: “from airports, hotels, convention centers, cafes, and other public places”

Lower one third of page
Picture(s) of mobile worker(s) with electronic device(s)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the registration fee and the NASD filing fee.

	Paid by the
	Registrant	Total

SEC registration fee	$4,600		$4,600
NASD filing fee	5,500		5,500
Nasdaq National Market initial listing fee*
Blue sky qualification fees and expenses*
Printing and engraving expenses*
Legal fees and expenses*
Accounting fees and expenses*
Transfer agent and registrar fees*
Directors’ and officers’ Securities Act liability insurance*
Miscellaneous*

Total*	$	$

*	To be supplied by amendment.

Item 14.     Indemnification of Officers and Directors

      As permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that (i) the registrant is required to indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law, (ii) the registrant may, in its discretion, indemnify its other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) the registrant is required to advance all expenses incurred by its directors and executive officers in connection with certain legal proceedings, (iv) the rights conferred in the bylaws are not exclusive, and (v) the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents.

      The registrant has entered into agreements with its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements, and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the registrant. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves a director or officer of the registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

      The underwriting agreement filed as exhibit 1.1 to this registration statement provides for indemnification under certain circumstances by the underwriters of the registrant, its directors, and certain of its officers for liabilities arising under the Securities Act of 1933, as amended, or otherwise.

      The registrant maintains a directors’ and officers’ insurance and registrant reimbursement policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses the registrant for those losses for which the registrant has lawfully indemnified the directors and officers. The policy contains various exclusions, none of which apply to this offering.

      The Amended Investor Rights Agreement between the registrant and certain investors provides for cross-indemnification in connection with registration of the registrant’s common stock on behalf of such investors.

Item 15.	Recent Sales of Unregistered Securities

      Since December 31, 1999, the registrant has sold and issued the following unregistered securities:

(1) The registrant sold an aggregate of 676,268 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $73,890 upon the exercise of stock options granted under its 1997 stock option plan.

(2) The registrant granted stock options to employees, directors and consultants under its 1999 stock option plan covering an aggregate of 12,661,093 shares of the registrant’s common stock, at a weighted average exercise price of $2.63 per share. Of these, options covering an aggregate of 3,161,721 were canceled without being exercised. During the same period, the registrant sold an aggregate of 3,567,693 shares of its common stock to employees, directors and consultants for cash consideration in the aggregate amount of $1,996,774 upon the exercise of stock options granted under the 1999 plan.

(3) In June 2000, in connection with a debt financing, the registrant issued warrants exercisable for an aggregate of 285,388 shares of Series F preferred stock to Sand Hill Capital. The warrants have an exercise price of $5.256 per share.

(4) In August 2000, the registrant sold 5,049,335 shares of Series F preferred stock, convertible into 5,049,335 shares of common stock at $5.84 per share for an aggregate offering price of $29,488,116 to the investors and in the amounts set forth below:

Name	Shares

Crosspoint Venture Partners LS 2000 L.P.	2,551,370
Accel V L.P.	646,836
Sand Hill Capital II, L.P.	342,465
Equant Finance BV	856,164
Comdisco Inc.	85,617
Accel V L.P.	95,992
Thomvest International Ltd	299,658
Rogers Telecommunications Limited	171,233

(5) In November and December 2000, the registrant sold 3,495,187 shares of Series F preferred stock, convertible into an aggregate of 3,495,187 shares of common stock, at $5.84 per share for an aggregate offering price of $20,411.892.08 to the investors and in the amounts set forth below:

Number of
Name	Shares

Cisco Systems, Inc.	3,424,658
Accel V L.P.	70,529

(6) In September 2001, in connection with a credit line, the registrant issued warrants exercisable into an aggregate of 25,685 shares of Series F preferred stock to Silicon Valley Bancshares. The warrants have an exercise price of $5.84 per share.

(7) In March 2002, in connection with an equipment term loan, the registrant issued warrants exercisable into an aggregate of 12,842 shares of Series F preferred stock to Silicon Valley Bancshares. The warrants have an exercise price of $5.84 per share.

      The registrant claimed exemption from registration under the Securities Act for the sales and issuances of securities in the transactions described in paragraphs (1) and (2) above under Rule 701 promulgated thereunder, in that they were offered and sold either pursuant to written compensatory plans or pursuant to a written contract relating to compensation, as provided by Rule 701.

      The registrant claimed exemption from registration under the Securities Act for the sale and issuance of securities in the transactions described in paragraph (3), (4), (5), (6) and (7) by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. All of the purchasers of unregistered securities for which the registrant relied on Regulation D and/or Section 4(2) represented that they were accredited investors as defined under the Securities Act. The registrant claimed such exemption on the basis that (a) the purchasers in each case represented that they intended to acquire the securities for investment only and not with a view to the distribution thereof and that they either received adequate information about the registrant or had access, through employment or other relationships, to such information and (b) appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.     Exhibits and Financial Statement Schedules

      (a)     Exhibits.

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement.(2)
3.1	Amended and Restated Certificate of Incorporation.(1)
3.2	Amendment to Amended and Restated Certificate of Incorporation.(1)
3.3	Restated Certificate of Incorporation to be effective upon completion of this offering.(1)
3.4	Bylaws, as amended.
4.1	Reference is made to Exhibits 3.1 and 3.2.(1)
4.2	Specimen stock certificate.(2)
5.1	Opinion of Cooley Godward LLP.(2)
10.1	2003 Equity Incentive Plan and form of related agreements, as amended.
10.2	2003 Non-Employee Directors Plan.
10.3	1999 Stock Option Plan and form of related agreements.(1)
10.4	1997 Stock Option Plan and form of related agreements.(1)
10.5	Interim 1999 Stock Option Plan.(1)
10.6	Restricted Stock Purchase Agreement by and between the Registrant and Anurag Lal dated November 8, 1999.(1)
10.7	2003 Employee Stock Purchase Plan and form of related agreements, as amended.
10.8	Lease Agreement, dated October 26, 1999 between Registrant and Westport Joint Venture (as amended).(1)
10.9	Amended and Restated Investor Rights Agreement dated August 8, 2000 between Registrant, founders and holders of the Registrant’s Preferred Stock.(1)
10.10	Form of Indemnity Agreement.(1)
10.11	Employment Agreement, dated November 13, 2001 between Registrant and Kenneth D. Denman.(1)
10.12	Form of Offer Letter to Executive Officers.(1)
10.13	OEM Service Provider License Agreement, dated February 29, 2000, between RSA Security, Inc. and the Registrant, and amendments thereto.(1)(3)

Exhibit
Number	Description of Document

10.14	Support Agreement, dated February 29, 2000, by and between RSA Security, Inc. and the Registrant.(1)(3)
10.15	Managed Data Network Services Agreement, dated September 17, 1996, between Equant, (formerly Scitor International Telecommunication Services, Inc.), and the Registrant, and amendments thereto.(1)(3)
10.16	Loan and Security Agreement dated September 4, 2001 between Silicon Valley Bank and the Registrant and modifications thereto.(1)
21.1	Subsidiaries of the Registrant.(1)
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney.(1)

(1)	Previously filed.

(2)	To be filed by amendment.

(3)	Confidential treatment has been requested for a portion of this exhibit.

     All schedules are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Item 17.     Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Redwood Shores, State of California, on the 4th day of June, 2003.

iPASS INC

By:	/s/ KENNETH D. DENMAN

______________________________________ Kenneth D. Denman
Chairman, President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ KENNETH D. DENMAN Kenneth D. Denman		Chairman, President, Chief Executive Officer and Director	June 4, 2003

/s/ DONALD C. MCCAULEY Donald C. McCauley		Vice President, Finance, and Chief Financial Officer (Principal Financial Officer)	June 4, 2003

/s/ FRANK E. VERDECANNA Frank E. Verdecanna		Corporate Controller (Principal Accounting Officer)	June 4, 2003

* A. Gary Ames		Director	June 4, 2003

* John D. Beletic		Director	June 4, 2003

* Peter G. Bodine		Director	June 4, 2003

* Arthur C. Patterson		Director	June 4, 2003

* Allan R. Spies		Director	June 4, 2003

*By:	/s/ KENNETH D. DENMAN Kenneth D. Denman Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Document

1.1	Form of Underwriting Agreement.(2)
3.1	Amended and Restated Certificate of Incorporation.(1)
3.2	Amendment to Amended and Restated Certificate of Incorporation.(1)
3.3	Restated Certificate of Incorporation to be effective upon completion of this offering.(1)
3.4	Bylaws, as amended.
4.1	Reference is made to Exhibits 3.1 and 3.2.(1)
4.2	Specimen stock certificate.(2)
5.1	Opinion of Cooley Godward LLP.(2)
10.1	2003 Equity Incentive Plan and form of related agreements, as amended.
10.2	2003 Non-Employee Directors Plan.
10.3	1999 Stock Option Plan and form of related agreements.(1)
10.4	1997 Stock Option Plan and form of related agreements.(1)
10.5	Interim 1999 Stock Option Plan.(1)
10.6	Restricted Stock Purchase Agreement by and between the Registrant and Anurag Lal dated November 8, 1999.(1)
10.7	2003 Employee Stock Purchase Plan and form of related agreements, as amended.
10.8	Lease Agreement, dated October 26, 1999 between Registrant and Westport Joint Venture (as amended).(1)
10.9	Amended and Restated Investor Rights Agreement dated August 8, 2000 between Registrant, founders and holders of the Registrant’s Preferred Stock.(1)
10.10	Form of Indemnity Agreement.(1)
10.11	Employment Agreement, dated November 13, 2001 between Registrant and Kenneth D. Denman.(1)
10.12	Form of Offer Letter to Executive Officers.(1)
10.13	OEM Service Provider License Agreement, dated February 29, 2000, between RSA Security, Inc. and the Registrant, and amendments thereto.(1)(3)
10.14	Support Agreement, dated February 29, 2000, by and between RSA Security, Inc. and the Registrant.(1)(3)
10.15	Managed Data Network Services Agreement, dated September 17, 1996, between Equant, (formerly Scitor International Telecommunication Services, Inc.), and the Registrant, and amendments thereto.(1)(3)
10.16	Loan and Security Agreement dated September 4, 2001 between Silicon Valley Bank and the Registrant and modifications thereto.(1)
21.1	Subsidiaries of the Registrant.(1)
23.1	Consent of KPMG LLP, Independent Auditors.
23.2	Consent of Cooley Godward LLP (included in Exhibit 5.1).
24.1	Power of Attorney.(1)

(1)	Previously filed.

(2)	To be filed by amendment.

(3)	Confidential treatment has been requested for a portion of this exhibit.